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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

NuPathe Inc.
(Name of Subject Company)

NuPathe Inc.
(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

67059M100
(CUSIP Number of Class of Securities)

Michael F. Marino, Esq.
Senior Vice President, General Counsel and Secretary
NuPathe Inc.
7 Great Valley Parkway, Suite 300
Malvern, Pennsylvania 19355
(610) 232-0800
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael N. Peterson, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103
(215) 963-5000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

(a)
Name and Address

        The name of the subject company is NuPathe Inc., a Delaware corporation (the "Company" or "NuPathe"), and the address of the principal executive offices of the Company is 7 Great Valley Parkway, Suite 300, Malvern, Pennsylvania 19355. The telephone number for the Company's principal executive offices is (610) 232-0800.

(b)
Securities

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Statement") relates is the Company's common stock, par value $0.001 per Share (the "Shares"). As of January 17, 2014, there were 33,488,901 Shares issued and outstanding.

Item 2.    Identity and Background of Filing Person

(a)
Name and Address

        The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b)
Tender Offer

        This Statement relates to the tender offer by Train Merger Sub, Inc., a Delaware corporation ("Purchaser") and an indirect, wholly-owned subsidiary of Teva Pharmaceuticals Industries Ltd., an Israeli corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO-T dated January 23, 2014 (the "Schedule TO") filed with the Securities and Exchange Commission (the "SEC"), to purchase all of the outstanding Shares at a price of $3.65 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.15 per Share in contingent cash consideration payments (less any required withholding taxes) payable in the future upon achievement of certain milestones related to ZECUITY, sumatriptan iontophoretic delivery system, the Company's primary product (such aggregate consideration, the "Offer Price").

        The contingent cash consideration payments are comprised of up to an aggregate of $3.15 per Share (the "Contingent Cash Consideration Payments" or "CCCPs") depending on the net sales of ZECUITY. The Contingent Cash Consideration Payments relating to ZECUITY are payable pursuant to a contingent cash consideration agreement (the "Contingent Cash Consideration Agreement") to be entered into by and among Purchaser, Parent and American Stock Transfer & Trust Company, LLC, as follows: (i) $2.15 per Share upon net sales of ZECUITY reaching at least $100,000,000 during any four consecutive calendar quarters on or prior to the sixtieth day following the ninth anniversary of the date of the first commercial sale of ZECUITY (the "Termination Date") and (ii) an additional $1.00 per Share upon net sales of ZECUITY reaching at least $300,000,000 during any four consecutive calendar quarters on or prior to the Termination Date, subject to the terms and conditions of the Contingent Cash Consideration Agreement.

        The tender offer and related purchase are upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2014 (as amended or supplemented from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer") filed by Parent with the SEC on January 23, 2014. Copies of the Offer to Purchase and the Letter of

Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated herein by reference.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 17, 2014, by and among the Company, Parent and Purchaser (together with any amendments or supplements thereto, the "Merger Agreement"). The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Offer, if successful, will be followed by a merger (the "Merger") of Purchaser with and into the Company, with the Company as the surviving corporation and a wholly owned subsidiary of Parent, unless Parent elects in accordance with the Merger Agreement to change the form of the Merger to provide that Purchaser will instead be the surviving corporation (in either case, the "Surviving Corporation"), in either case pursuant to the procedure provided for under Section 251(h) of the Delaware General Corporation Law (the "DGCL") without any additional stockholder approvals. In the Merger, any Shares not tendered into the Offer, other than Shares held by the Company, Parent, Purchaser or stockholders who have validly exercised their appraisal rights under the DGCL, will be cancelled and automatically converted into the right to receive the same per share consideration paid to stockholders in the Offer. Because the Merger will be governed by Section 251(h) of the DGCL, which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory pre-requisites, if the acquiror holds at least the percentage of stock, and of each class or series thereof, of the acquired corporation that, absent Section 251(h) of the DGCL, would be required to approve a merger for the acquired corporation under the DGCL and the certificate of incorporation of the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the acquired corporation, no stockholder vote will be required to consummate the Merger. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by the Company as treasury stock or owned by Parent or Purchaser, which will be cancelled and will cease to exist, and (ii) Shares owned by Company's stockholders who perfect their appraisal rights under the DGCL) will be converted into cash and Contingent Cash Consideration Payments equal in form and amount to the Offer Price paid in the Offer (such aggregate consideration is referred to herein as the "Merger Consideration").

        As discussed below, under Item 3—Past Contacts, Transactions, Negotiations and Agreements—certain holders of Company warrants and awards under the Company's benefit plans including options, restricted stock awards and restricted stock units, shall under certain circumstances also be entitled to receive the Merger Consideration.

        The Offer to Purchase states that the principal executive offices of Parent and Purchaser are located at c/o Teva Pharmaceutical Industries Ltd., 5 Basel St., P.O. Box 3190, Petach Tikva, 49131 Israel and the telephone number at such principal executive offices is 972-3-914-8171.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        Except as set forth in this Item 3, Item 4 below or as incorporated by reference, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or, to the knowledge of the Company after reasonable inquiry, its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

Arrangements with Purchaser and Parent

Merger Agreement

        The summary of the material terms of the Merger Agreement set forth in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 11 of the Offer to

Purchase are incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The Merger Agreement contains representations, warranties and covenants of the parties as customary for transactions of this type. The Company has also agreed to customary covenants governing the conduct of its business, including an obligation to conduct its business and operations in the ordinary course and consistent with past practices until the earlier of the Effective Time or such time as designees of Parent first constitute a majority of the Company's board of directors (the "Company Board"). Subject to certain limited exceptions in the Merger Agreement, the Company has agreed not to solicit, initiate or participate in discussions with third parties regarding other proposals to acquire the Company and it has agreed to certain restrictions on its ability to respond to such proposals, subject to fulfillment of certain fiduciary requirements of the Company Board. The Merger Agreement also contains customary termination provisions for the Company and Parent and provides that, in connection with the termination of the Merger Agreement in connection with a competing acquisition proposal under certain specified circumstances, the Company may be required to pay Parent a termination fee of $2.5 million, except in the event of a termination in connection with a Superior Proposal (as defined in the Merger Agreement) from Endo Health Solutions Inc. ("Endo"), in which case the termination fee will be $5 million.

        The Merger Agreement has been filed as an exhibit to this Statement to provide stockholders with information regarding its terms and is not intended to modify or supplement any factual disclosures about the Company in the Company's public reports filed with the SEC. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on January 23, 2014, are incorporated herein by reference, and are not intended to provide any other factual information about the Company. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by such parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Neither investors nor stockholders are third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties' public disclosures.

Contingent Cash Consideration Agreement

        Pursuant to the Merger Agreement, prior to the closing of the Merger, Purchaser will enter into the Contingent Cash Consideration Agreement with Parent and American Stock Transfer & Trust Company, LLC (the "Paying Agent"), for the purpose of establishing the terms, policies and procedures by which the CCCPs will be paid.

        In the event that Net Sales (as defined in the Contingent Cash Consideration Agreement) during any four consecutive calendar quarters are at least $100,000,000, on or prior to the Termination Date, then Purchaser will pay (through the Paying Agent) to each CCCP holder $2.15 per CCCP. In addition, in the event that Net Sales during any four consecutive calendar quarters are at least $300,000,000, on or prior to the Termination Date, then Purchaser will pay (through the Paying Agent) to each CCCP holder an additional $1.00 per CCCP.

        Parent has agreed to absolutely and unconditionally guarantee the performance when due of all payment obligations of Purchaser under the Contingent Cash Consideration Agreement.

        The foregoing description of the Contingent Cash Consideration Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Contingent Cash Consideration Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Confidentiality Agreement

        The Company and Parent are parties to a Confidentiality Agreement, dated as of January 8, 2014 (the "Confidentiality Agreement"), pursuant to which, and subject to certain exceptions, each party and its subsidiaries agreed to keep strictly confidential and not to disclose non-public information of the other party delivered or made available to such party, in connection with the consideration by the parties of a potential business relationship between them, except in accordance with the terms of the Confidentiality Agreement. Pursuant to the Confidentiality Agreement, Parent also agreed that until the earlier of (i) the termination of the Agreement and Plan of Merger, dated December 15, 2013, by and among Endo, DM Merger Sub Inc. ("DM Merger Sub") and the Company (the "Endo Merger Agreement"), or (ii) nine months from the date of the Confidentiality Agreement, neither Parent nor its affiliates would take certain actions with respect to a takeover of the Company, other than making a tender offer for all of the outstanding capital stock of the Company or an offer to acquire all of the assets or capital stock of the Company. The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Promissory Note

        Concurrently with the execution of the Merger Agreement, Teva Pharmaceuticals USA, Inc., an affiliate of Parent ("Teva USA"), made a loan to the Company in the amount of $5,000,000. The loan was evidenced by an unsecured subordinated promissory note, dated January 17, 2014, issued by the Company to Teva USA (the "Promissory Note"). The proceeds of the Promissory Note were used by the Company solely to fund the payment to Endo of the termination fee payable pursuant to the Endo Merger Agreement.

        The Promissory Note accrues interest at a rate of 13.35% per annum and is due and payable upon a termination of the Merger Agreement (i) by Parent if the Company's board of directors changes or fails to reaffirm its recommendation to the Company's stockholders to tender their shares in the Offer, (ii) by the Company in order to enter into a binding agreement with respect to a Superior Proposal (as defined in the Merger Agreement), (iii) by Parent due to the Company's willful breach of the Merger Agreement, or (iv) by either Parent or the Company in the event the Offer Closing has not occurred due to a majority of outstanding Shares on a fully-diluted basis having not been tendered into the Offer. The Promissory Note is an unsecured subordinated obligation of the Company, and the Company may prepay the Promissory Note in whole or in part at any time without penalty or premium. The foregoing description of the Promissory Note does not purport to be complete and is qualified in its entirety by reference to the Promissory Note, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Subordination Agreement

        The Company, Teva USA and Hercules Technology Growth Capital, Inc., the Company's senior lender ("Hercules") are parties to a Subordination Agreement, dated as of January 17, 2014 (the "Subordination Agreement"), pursuant to which Teva USA agreed to subordinate (i) all of the Company's indebtedness and obligations to Teva USA, including the amount borrowed under the

Promissory Note, to Hercules, and (ii) all of Teva USA's security interests, if any, in the Company's property, to Hercules' security interests in the Company's property. The foregoing description of the Subordination Agreement does not purport to be complete and is qualified in its entirety by reference to the Subordination Agreement, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company

        The Company's executive officers and the members of the Company Board may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that may be different from or in addition to those of the Company's stockholders generally, as described below. Those interests may create potential conflicts of interest. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

Consideration for Shares Tendered Pursuant to the Offer

        If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same initial cash consideration and CCCPs on the same terms and conditions as the other stockholders of the Company. The directors and executive officers of the Company and their affiliates will own as of February 20, 2014, in the aggregate 10,978,786 Shares, which for purposes of this subsection excludes any Shares issuable upon exercise of stock options, restricted stock units and unvested restricted stock, and assumes no shares are transferred, sold or acquired between January 17, 2014 and February 20, 2014. If the directors, executive officers and their affiliates were to tender all of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, the directors, executive officers and their affiliates would receive an aggregate of $40,072,569 in cash, without interest, less any required withholding taxes, and 10,978,786 CCCPs, representing the right to receive an aggregate of $34,583,176 in cash if the milestones set forth in the Contingent Cash Consideration Agreement are achieved. For a description of the treatment of stock options, restricted stock units and unvested shares of restricted stock held by the directors and executive officers of the Company, see below under the heading "Merger Agreement—Effect of Merger on Stock Options and Other Equity Awards".

        The Merger Agreement provides that each outstanding unexercised warrant to purchase or otherwise acquire Shares immediately prior to the closing of the Offer will, as a consequence of the closing of the Offer, only entitle the holder thereof to receive, upon exercise of such warrant, the amount by which the Offer Price exceeds the exercise price of such warrant. The Merger Agreement further provides that as a consequence of the closing of the Merger, each such warrant will automatically be assumed by the Surviving Corporation. Therefore, the holder of a warrant will not receive any consideration pursuant to the Merger until the exercise of such warrant. Because Contingent Cash Consideration Payments may be payable in the future pursuant to the Contingent Cash Consideration Agreement, holders of warrants may receive consideration at the Effective Time and/or in the future, depending on when such warrants are exercised and when and whether the aggregate cash consideration paid exceeds the exercise price of such holder's warrants. The Company has three tranches of warrants outstanding with exercise prices of $2.00, $2.79 and $7.45 per share, respectively. The following illustrates the treatment of the Company's outstanding warrants:

  •
  if a warrant with an exercise price of $2.00 per share is exercised immediately following the closing of the Merger, the holder thereof would receive upon exercise $1.65 per share and the right to receive the full per share amount of any CCCPs that may be paid in the future;

  •
  if a warrant with an exercise price of $2.79 per share is exercised immediately following the closing of the Merger, the holder thereof would receive upon exercise $0.86 per share and the right to receive the full per share amount of any CCCPs that may be paid in the future;

  •
  if a warrant with an exercise price of $7.45 per share is exercised following the closing of the Merger, the holder thereof would not receive any initial cash consideration in the Offer Price and would not receive any amounts payable pursuant to the Contingent Cash Consideration Agreement as the exercise price would be greater than the total potential amount per Share payable under the Merger Agreement (including the CCCPs).

        While none of the directors or executive officers of the Company own any warrants, certain entities affiliated with directors of the Company own warrants to purchase in the aggregate 5,000,000 Shares. If all such warrants were exercised and the Shares issuable upon exercise of such warrants were tendered pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, such affiliates would receive an aggregate of $8,250,000 in cash (after deducting payment of the warrant exercise price), without interest, less any required withholding taxes, and 5,000,000 CCCPs, representing the right to receive an aggregate of $15,750,000 in cash if the milestones set forth in the Contingent Cash Consideration Agreement are achieved.

        The following table sets forth, as of February 20, 2014, the cash consideration that each executive officer, director and his or her affiliates would be entitled to receive in respect of his, her or its outstanding Shares and warrants (after deducting payment of the warrant exercise price), assuming (i) such individual were to tender all of his or her outstanding Shares (including Shares issuable upon exercise of warrants) pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser; (ii) achievement of the milestones set forth in the Contingent Cash Consideration Agreement; and (iii) that no shares or warrants owned as of January 17, 2014 are transferred or additional shares or warrants acquired prior to February 20, 2014.

Name	Number of Shares	Number of Shares Issuable Upon Exercise of Warrants	Total Consideration Payable in Respect of Shares and Warrants at the Offer Closing	Total Potential Consideration Payable in Respect of Shares and Warrants Upon Payment of CCCPs
Armando Anido	—	—	—	—
Terri B. Sebree	176,699	—	$644,951	$556,602
Keith A. Goldan	18,875	—	$68,894	$59,456
Michael F. Marino	10,992	—	$40,121	$34,625
Gerald W. McLaughlin	11,771	—	$42,964	$37,079
Wayne P. Yetter	—	—	—	—
Michael Cola	—	—	—	—
James A. Datin	—	—	—	—
William J. Federici	—	—	—	—
Richard S. Kollender(1)	5,590,072	2,500,000	$24,528,763	$25,483,727
Robert P. Roche, Jr.	10,000	—	$36,500	$31,500
Brian J. Sisko(2)	5,160,377	2,500,000	$22,960,376	$24,130,188

(1)
Consists of (i) 5,321,193 shares of common stock and warrants to purchase 2,500,000 shares of common stock with an exercise price of $2.00 per share owned of record by Quaker BioVentures II, L.P. and (ii) 268,879 shares of common stock owned of record by BioAdvance Ventures, L.P.

  Quaker BioVentures Capital II, L.P. ("Quaker Capital II L.P.") is the general partner of Quaker BioVentures II, L.P., and Quaker BioVentures Capital II, LLC ("Quaker Capital II LLC") is the general partner of Quaker Capital II L.P. As a result of the control that Quaker Capital II L.P.

  exercises over Quaker BioVentures II, L.P. and the control that Quaker Capital II LLC exercises over Quaker Capital II L.P., each of Quaker Capital II L.P. and Quaker Capital II LLC may be deemed to have voting and investment control over the shares held of record by Quaker BioVentures II, L.P. Mr. Kollender is a managing member of Quaker Capital II LLC. Such shares have been included as amounts owned by Mr. Kollender due to his position with Quaker Capital II LLC and shall not be construed as an admission that Mr. Kollender is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of such shares.

  Quaker BioAdvance Management, LP ("BioAdvance Management") is the general partner of BioAdvance Ventures, L.P., and Quaker BioVentures Management, LLC ("BioVentures Management") is the general partner of BioAdvance Management. As a result of the control that BioAdvance Management exercises over BioAdvance Ventures, L.P. and the control that BioVentures Management exercises over BioAdvance Management, each of BioAdvance Management and BioVentures Management may be deemed to have voting and investment control over the shares held of record by BioAdvance Ventures, L.P. Mr. Kollender serves in a variety of roles (including as an officer, partner and member) with BioAdvance Management and BioVentures Management, and entities affiliated therewith. Such shares have been included as amounts owned by Mr. Kollender due to his positions with the foregoing entities and shall not be construed as an admission that Mr. Kollender is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares

(2)
Consists of 5,160,377 shares of common stock and warrants to purchase 2,500,000 shares of common stock with an exercise price of $2.00 per share owned of record by Safeguard Delaware, Inc., a wholly-owned subsidiary of Safeguard Scientifics, Inc. ("Safeguard"). Such shares have been included as amounts owned by Mr. Sisko due to his position with the foregoing entities and shall not be construed as an admission that Mr. Sisko is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares.

Merger Agreement—Effect of Merger on Stock Options and Other Equity Awards

        Under the Merger Agreement, immediately prior to the Effective Time, all outstanding stock options under the Company's 2010 Omnibus Incentive Compensation Plan (including those held by the Company's executive officers and directors) will be cancelled and in consideration for such cancellation, the holders of options will be entitled to receive, at the earliest date at which the sum of (1) the $3.65 per Share cash portion of the Merger Consideration and (2) the amount per Share in cash previously paid or to be paid at such date in connection with the Contingent Cash Consideration Agreement (such sum, the "Per Share Paid Value"), exceeds the per-share exercise price under such option):

  •
  an amount in cash equal to the number of shares of common stock subject to each such option (whether vested or unvested) held by such holder multiplied by the excess, of (1) the then applicable Per Share Paid Value over (2) the per-share exercise price under such option (with such payments to be subject to any applicable tax withholding); and

  •
  the right to receive, in respect of each share of common stock subject to each such option (whether vested or unvested) held by such holder, each CCCP that, as of such date, has not yet become payable pursuant to the terms of the Contingent Cash Consideration Agreement.

The following table illustrates the amounts payable to holders of options with various assumed per-share exercise prices (the exercise prices used are not indicative of the actual exercise prices of the Company's outstanding options to purchase common stock):

Exercise Price	Amount Payable at Effective Time	Amount Payable if and when First CCCP is Payable	Amount Payable if and when Second CCCP is Payable
$2.00	$1.65	$2.15	$1.00
$3.00	$0.65	$2.15	$1.00
$4.00	$0.00	$1.80	$1.00
$5.00	$0.00	$0.80	$1.00
$6.00	$0.00	$0.00	$0.80
$7.00	$0.00	$0.00	$0.00

        Under the Merger Agreement, immediately before the Effective Time, all outstanding shares of restricted stock and restricted stock units ("RSUs") under the 2010 Omnibus Incentive Compensation Plan (including those held by the Company's executive officers and directors) will be cancelled and of no further force or effect and in exchange for the cancellation of each such award, the holder of such award will receive the per share Merger Consideration for each share of common stock underlying such award, whether vested or unvested (with such payment to be subject to any applicable tax withholding).

        The following table sets forth, assuming the Effective Time occurs on February 21, 2014, the cash consideration that each executive officer, director and his or her affiliates would be entitled to receive in respect of his or her outstanding stock options, RSUs and unvested shares of restricted stock at the Effective Time, assuming (i) such options, RSUs and unvested shares of restricted stock are treated as described in the preceding paragraphs, (ii) achievement of the milestones set forth in the Contingent Cash Consideration Agreement and (iii) that such options, RSUs and unvested restricted shares are not forfeited, transferred or exercised or additional options, RSUs or restricted shares acquired prior to February 21, 2014.

	Number of Shares Subject to Options						Total Potential Consideration Payable in Respect of Options, RSUs and Restricted Shares Upon Payment of CCCPs
			Number of RSUs			Total Consideration Payable in Respect of Options, RSUs and Restricted Shares at the Effective Time
					Number of Unvested Restricted Shares
Name	Vested Options(1)	Unvested Options(2)	Vested RSUs	Unvested RSUs
Armando Anido	—	—	641,597	628,403	—	$4,635,000	$4,000,500
Terri B. Sebree	151,477	—	47,282	118,947	12,953	$930,043	$1,041,576
Keith A. Goldan	99,704	—	45,722	87,387	14,082	$709,737	$777,721
Michael F. Marino	—	—	63,750	108,750	10,992	$669,746	$578,000
Gerald W. McLaughlin	85,749		45,722	87,387	11,771	$688,057	$726,481
Wayne P. Yetter	42,343	15,505	—	13,500	—	$77,593	$154,153
Michael Cola	123,309	15,505	—	13,500	—	$174,102	$400,223
James A. Datin	—	13,500	—	13,500	—	$58,185	$85,050
William J. Federici	49,493	15,505	—	13,500	—	$70,642	$182,415
Richard S. Kollender	—	13,500	—	13,500	—	$58,185	$85,050
Robert P. Roche, Jr.	93,071	15,505	—	13,500	—	$112,532	$305,651
Brian J. Sisko(3)	—	13,500	—	13,500	—	$58,185	$85,050

(1)
Cash consideration payable at the Effective Time in respect of vested options is as follows: Ms. Sebree $276,028; Mr. Goldan $172,488; Mr. McLaughlin $159,245; Mr. Yetter $19,408; Mr. Cola $115,917; Mr. Federici $12,457; and Mr. Roche $54,347. Potential consideration payable in respect of vested options upon payment of CCCPs is Ms. Sebree $477,153; Mr. Goldan $314,068; Mr. McLaughlin $270,109; Mr. Yetter $69,103; Mr. Cola $315,173; Mr. Federici $97,365; and Mr. Roche $220,601.

(2)
Cash consideration payable at the Effective Time in respect to unvested options is as follows: Mr. Yetter $8,910; Mr. Cola $8,910; Mr. Datin $8,910; Mr. Federici $8,910; Mr. Kollender $8,910; Mr. Roche $8,910; and Mr. Sisko $,8910. Potential consideration payable in respect of unvested options upon payment of CCCPs is as follows: Mr. Yetter $42,525; Mr. Cola $42,525; Mr. Datin $42,525; Mr. Federici $42,525; Mr. Kollender $42,525; Mr. Roche $42,525; and Mr. Sisko $42,525.

(3)
Mr. Sisko is an officer of Safeguard. Pursuant to Safeguard's employment practices and Safeguard's written agreements with Mr. Sisko, Safeguard may be deemed to be the beneficial owner of the stock options and restricted stock units held by Mr. Sisko.

Potential Payments Upon a Termination of Employment

        The Company has entered into employment agreements (the "Employment Agreements") with each of its executive officers: Armando Anido, Chief Executive Officer, Terri B. Sebree, President, Keith A. Goldan, Senior Vice President and Chief Financial Officer, Michael F. Marino, Senior Vice President, General Counsel and Secretary, and Gerald W. McLaughlin, Senior Vice President and Chief Commercial Officer. The Employment Agreements provide certain protections to the executive officers in the event of their termination in connection with a change in control as summarized below (additional details and definitions can be found in the actual Employment Agreements and related amendments (appended in Exhibits (e)(16)-(24)), which have been filed with the SEC, and which are discussed in more detail below):

        Upon a termination without "cause" or resignation for "good reason" (as defined in the Employment Agreements) within the 90 days preceding a change of control or on or within the 12 months following a change of control, each executive officer is entitled to the following severance payments and benefits:

  •
  Cash severance payments equal to the sum of (1) a multiple of the executive's annual base salary and target annual bonus as of the last day of employment as follows: 2.0x base salary and target annual bonus for Mr. Anido and 1.0x base salary and target annual bonus for Ms. Sebree and for Messrs. Goldan, Marino and McLaughlin, to be paid in accordance with regular payroll over a period of 12 months (other than Mr. Anido who is to be paid in a lump sum within 60 days of termination); and (2) pro-rata annual bonus for the year in which termination occurs;

  •
  Continued medical and dental coverage, for the executive and dependents, if applicable, at the same level in effect at the time of termination for a specified period, as follows: 18 months for Mr. Anido and 12 months for Ms. Sebree and for Messrs. Goldan, Marino and McLaughlin; and

  •
  Immediate vesting of all outstanding and unvested time-based options and other equity-based awards held by the executive at the termination date.

        The above severance payments and benefits are structured to be "double trigger" benefits. In other words, a change of control by itself does not trigger the above payment or benefits. Rather, such payment and benefits are only provided if the employment of the executive is terminated without "cause" or the executive resigns for "good reason" within the 90 days preceding the change of control or on or within the 12 months following the change of control.

        If all of the conditions to the Offer are satisfied in accordance with the terms of the Merger Agreement, the consummation of the Offer will constitute a "change of control" under each Employment Agreement with each of the executive officers described above. The table below describes the estimated potential payments upon termination of employment with the Company that would be payable to each of the executive officers under the terms of their respective Employment Agreements assuming such executive was terminated effective as of February 21, 2014 and provided 30 days advance notice of termination as required pursuant to their respective Employment Agreements. The amounts shown reflect only the additional payments or benefits that the executive officer would have received upon the occurrence of the triggering event listed above; they do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would have vested as of the Effective Time, absent the triggering event. The amounts shown in the table are estimates only as the actual amounts that may be paid upon an executive's termination of employment can only be determined at the actual time of such termination.

Name	Cash Severance(1)(2)	Other Benefits(3)
Armando Anido	$1,357,025	$42,513
Terri B. Sebree	$500,580	$17,246
Keith A. Goldan	$442,554	$28,342
Michael F. Marino	$429,665	$28,342
Gerald W. McLaughlin	$429,665	$28,342

(1)
Includes salary and target bonus multiple portions of severance payments as described above.

(2)
Excludes amounts executives are entitled to receive pursuant to the Employment Agreements which would have been earned absent the triggering event, including performance-based bonuses for fiscal year 2013 and pro-rata performance-based bonuses for fiscal year 2014. Such annual performance-based bonuses are determined annually by the Company's compensation committee and Company Board based on achievement of corporate and individual objectives for the relevant year in accordance with the terms of the Company's annual performance bonus plan. Set forth in the table below are the minimum, target and maximum annual performance bonuses that each executive is eligible to receive for 2013 and 2014 assuming termination of employment on February 21, 2014.

	2013 Annual Performance Bonus			2014 Pro-Rata Annual Performance Bonus
Name	Minimum	Target	Maximum	Minimum	Target	Maximum
Armando Anido	$0	$233,750	$467,500	$0	$34,300	$68,601
Terri B. Sebree	$0	$121,512	$182,268	$0	$18,489	$27,734
Keith A. Goldan	$0	$111,395	$167,093	$0	$16,346	$24,519
Michael F. Marino	$0	$108,150	$162,225	$0	$15,870	$23,805
Gerald W. McLaughlin	$0	$108,150	$162,225	$0	$15,870	$23,805
(3)
Includes amounts pertaining to continuation of medical and dental insurance as described above.

Employment Agreements Following the Merger

        As of the date of this Statement, Parent and Purchaser have informed the Company that no members of the Company's current management have entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment with the Surviving Corporation, nor have any such offers of employment been made by Parent or Purchaser.

Merger Agreement Covenants

        Employee Retention.    The Merger Agreement provides that Parent will have no obligation, and the Company will take no action that would have the effect of requiring Parent or the Surviving Corporation, to continue any specific plans or to continue the employment of any specific person of the Company. However, in the event that Parent or the Surviving Corporation, retain any Company employees, the Merger Agreement provides that for a period of one year following the closing of the Offer, Parent will or will cause the Surviving Corporation to either (i) provide the employees of the Company who are employed immediately prior to the Effective Time (the "Covered Employees") who remain employed during such period by Parent, the Surviving Corporation or any of their respective subsidiaries with compensation and benefits (excluding equity based compensation) which, taken as a whole, have a value substantially comparable, in the aggregate, to the compensation and benefits provided to the respective Covered Employee by the Company as of the date of the Merger Agreement or (ii) provide or cause the Surviving Corporation (or, in such case, its successors or assigns) to provide Covered Employees who remain employed during such period by Parent, the Surviving Corporation or their respective subsidiaries with compensation and benefits that, taken as a whole, have a value substantially comparable, in the aggregate, to the Covered Employees not less than those provided to similarly situated employees of Parent and its subsidiaries from time to time.

        Effect of the Offer on Directors' and Officers' Indemnification and Insurance.    The Merger Agreement provides that for not less than six years from and after the Effective Time, Parent agrees to, and to cause the Surviving Corporation to, (i) indemnify and hold harmless all past and present directors, officers and employees of the Company (collectively, the "Indemnified Parties") to the same extent such persons are indemnified as of the date of the Merger Agreement by the Company pursuant to the Company Certificate of Incorporation and Company Bylaws and indemnification agreements, if any, in existence on the date of the Merger Agreement with any Indemnified Parties for acts or omissions occurring at or prior to the Effective Time; provided, however, that Parent agrees to, and to cause the Surviving Corporation to, indemnify and hold harmless such persons to the fullest extent permitted by law for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the transactions contemplated hereby; (ii) advance or pay any expenses of any Indemnified Party with respect to any such matter pursuant to the Company Certificate of Incorporation, Company Bylaws and indemnification agreements; and (iii) cooperate in the defense of any such matter.

        Pursuant to the terms of the Merger Agreement, Parent will cause the Surviving Corporation to provide, for an aggregate period of not less than six years from the Effective Time, the Company's current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the "D&O Insurance") that is no less favorable than the Company's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Corporation will not be required to pay an annual premium for the D&O Insurance in excess of 250 percent of the last annual premium paid prior to the date of the Merger Agreement; provided that Parent may substitute therefore a single premium tail coverage with respect to D&O Insurance at a level at least as favorable as in the D&O Insurance.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Representation on the Board of Directors

        Following the Offer Closing (as defined in the Merger Agreement), Parent has the right to elect or designate such number of directors (the "Parent Designees"), rounded down to the next whole number, on the Company Board that will give Parent, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, representation on the Company Board equal to the product of (i) the total number of directors on the Company Board, and (ii) the percentage that the aggregate number of Shares purchased by Purchaser pursuant to the Offer bears to the total number of Shares outstanding at the Offer Closing. However, Parent will not be entitled to designate any directors to serve on the Company Board unless it is the beneficial owner of Shares entitling it to exercise at least a majority of the voting power of the outstanding Shares. Under the Merger Agreement, the Company is required, upon request by Parent, to take all actions necessary to enable the Parent Designees to be elected or appointed to the Company Board, including (i) by promptly filling vacancies or newly created directorships on the Company Board, (ii) promptly increasing the size of the Company Board, and/or (iii) promptly securing the resignations of such number of its incumbent directors to the extent necessary to provide Parent with such level of representation.

        The Merger Agreement also provides that in the event that the Parent Designees are elected or designated to the Company Board, then, until the Effective Time, the Company Board shall have at least two directors who are directors on the date of the Merger Agreement and not affiliates, representatives or designees of Parent or Purchaser ("Continuing Directors"). If the Parent Designees are elected or designated to the Company Board, the approval of a majority of the Continuing Directors is required prior to the Effective Time, to take certain actions, including (i) amending or terminating the Merger Agreement, (ii) amending the Company's Certificate of Incorporation or Bylaws, (iii) extending the time for the performance of any of the obligations or other acts of Parent or Purchaser, (iv) waiving compliance with any covenant of Parent or Purchaser or any condition to any obligation of the Company or waiving of any right of the Company under the Merger Agreement, (v) changing the Company Board's recommendation regarding the Merger Agreement or the Merger, (vi) consenting or acting by the Company Board with respect to the Merger Agreement or the Merger, or (vii) exercising or waiving of any of the Company's rights or remedies under the Merger Agreement or otherwise with respect to the Merger.

        The foregoing summary concerning representation on the Company Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Item 4.    The Solicitation or Recommendation

(a)
Solicitation/Recommendation

        The Company Board, during a meeting held on January 17, 2014, by unanimous vote determined that the Offer and the Merger are in the best interests of the Company and its stockholders and are advisable and fair to the Company's stockholders and approved and declared advisable the Offer and the Merger and the form, terms and provisions of the Merger Agreement.

        Accordingly, the Company Board unanimously recommends that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

(b)
Background and Reasons for the Company Board's Recommendation

Background of the Offer and Merger

        The Company's management has periodically explored and assessed, and discussed with the Company Board, potential strategic alternatives available to the Company. These alternatives included strategies to grow and expand the Company's business and operations through collaboration arrangements and licensing agreements, opportunities to merge or combine the Company's operations with other companies in the pharmaceutical and biotechnology sectors and obtaining financing to commercialize the Company's products independently.

History of Financing and Strategic Discussions After Phase III Data in 2009 and through the Company's IPO in 2010

        In June 2009, the Company, still a privately-held entity, engaged MTS Health Partners, L.P. (together with its affiliates, "MTS") to act as financial advisor to the Company in a strategic process to be initiated upon its expected receipt of positive Phase III data for ZECUITY.

        In September 2009, the Company announced positive Phase III data stating that Zelrix (the former name of ZECUITY), met all primary and key secondary endpoints in the pivotal clinical trial, thus paving the way to submission to the United States Food and Drug Administration (the "FDA") for approval.

        Commencing in late 2009 through the Company's initial public offering ("IPO") in August 2010, at the Company's direction, representatives of MTS contacted a broad universe of companies (61 in total), including large to mid-sized pharmaceutical, biotechnology and specialty pharmaceutical companies believed to have strategic interest in the acquisition of late-stage neurology products. Parent was one of the parties contacted in the strategic process but it declined to meet with the Company.

        As 2009 came to a close, the Company determined that it was prudent to pursue financing alternatives, including an IPO, in parallel to continuing strategic discussions. In early 2010, the Company engaged a syndicate of underwriters to pursue an IPO of Company common stock. In order to finance the Company's operating requirements through the Company's expected IPO, the Company sold $10,000,000 of convertible notes to existing investors and management in April 2010 and entered into a $5,000,000 secured term loan with lenders in May 2010.

        In January 2010, the Company engaged in due diligence with a number of possible acquirors, including Company A, Company B and Company C. In addition, Company E was also evaluating the Company and other migraine opportunities but elected not to pursue a transaction at the time. Company E eventually re-engaged with the Company in 2012 and 2013.

        During the first half of 2010, Company B and the Company conducted mutual due diligence on a potential combination based on the premise that trials of Company B's product would result in positive data; however, in June 2010, Company B reported that a Phase III trial failed in meeting its primary endpoint and, as a result, discussions between the parties were terminated. Also, during this time, Company C, a privately-held company, and the Company conducted mutual due diligence. Ultimately, Company C terminated negotiations with the Company citing disagreements on relative valuation and a desire to wait for FDA approval of ZECUITY. Subsequently, Company C was acquired prior to FDA approval of ZECUITY.

        In the summer of 2010, MTS received a preliminary bid from Company A to acquire the Company that was subsequently negotiated several times. The negotiated term sheet in July 2010 contemplated an acquisition of the Company for $50,000,000 in upfront consideration and $355,000,000 in potential contingent payments if certain specified regulatory and commercial milestones were achieved. Ultimately, Company A chose not to proceed citing differences in their view of the commercial potential for ZECUITY compared with the Company's view of the commercial potential for ZECUITY. Although Company A was contacted in each of the strategic processes subsequently conducted by the Company, it did not re-engage in transaction discussions.

        In August 2010, the Company completed the IPO. The Company raised $50,000,000, at a price of $10.00 per share. Leerink Swann LLC ("Leerink") and Lazard Capital Markets LLC ("Lazard") acted as joint book runners and MTS served as a financial advisor to the Company with respect to the IPO.

History of Financings and Strategic Discussions Following the Company's IPO until the Current Strategic Process

        In October 2010, the Company submitted a New Drug Application ("NDA") for marketing approval of ZECUITY to the FDA.

        In late 2010 and early 2011, Company F expressed interest in a potential acquisition of the Company and conducted extensive due diligence. Company F ceased discussions, indicating a preference to re-engage after ZECUITY received FDA approval.

        In March 2011, the Company engaged Lazard and Leerink as placement agents to conduct a private placement of NuPathe equity (a "PIPE"). While over 70 potential institutional investors were contacted, the process did not result in a transaction due to insufficient investor demand. In May 2011, the Company engaged MTS as placement agent to conduct a PIPE focusing on different potential investors, but this process also proved unsuccessful.

        In March 2011, members of senior management of the Company and of Company D met to discuss a potential business combination. Following mutual diligence and an additional March 2011 meeting, the parties terminated discussions due to, amongst other reasons, the cash needs of the combined companies.

        Also in March 2011, members of senior management of the Company and of Company I met to discuss a potential business combination. Following such meeting, Company I determined not to pursue further discussions.

        In June 2011, the Company obtained an additional $10,000,000 secured term loan from its then current lenders in order to provide additional capital.

        In August 2011, the Company entered into an equity line of credit with Aspire Capital Fund, LLC ("Aspire") for up to $30,000,000. Under the terms of the agreement with Aspire, the Company had the right to issue common stock over the subsequent two years, with Aspire obligated to purchase shares under certain conditions. The Company received gross proceeds of $500,000 from the sale of common stock to Aspire under the line of credit prior to its expiration in August 2013.

        In August, 2011, the Company received a Complete Response Letter (the "CRL") from the FDA which cited chemistry, manufacturing and safety questions that needed to be addressed before the Company could re-file its NDA for marketing approval for ZECUITY.

        In November 2011, the Company had its "end of review" meeting with the FDA during which it received additional feedback from the FDA regarding the steps that the Company would need to take to re-file its NDA for ZECUITY. With greater visibility as to the path forward for resubmission of the ZECUITY NDA, the Company began evaluating strategic and financing alternatives to obtain additional capital.

        Between November 2011 and May 2012, the Company pursued various strategic opportunities contacting a broad universe of more than 45 companies, resulting in substantive due diligence by Company N and Company E in the first half of 2012. Although Parent was one of the parties contacted in the strategic process, it declined to meet with the Company. In May 2012, Company N ceased discussions citing economic reasons. Also in May 2012, the Company received a letter of intent from Company E for an exclusive license to ZECUITY in exchange for a $10,000,000 upfront payment and up to $110,000,000 in contingent consideration, subject to achievement of certain performance milestones. At the direction of the Company Board, senior management and representatives of MTS sought to negotiate improved terms. Discussions with Company E ceased when Company E refused to improve the terms.

        In December 2011, the Company submitted a letter of intent for the acquisition of Company M, which had meaningful available cash but limited business opportunities. Company M rejected the Company's offer and completed a transaction with a cash flow positive entity.

        In March 2012, the Company explored a potential merger with Company G, a commercial stage private company, which could have resulted in commercial and organizational infrastructure synergies and product revenues. After conducting mutual due diligence, the Company determined that Company G was not an attractive merger candidate and terminated discussions.

        In July 2012, the Company re-filed its NDA for ZECUITY to the FDA and hired a new Chief Executive Officer, Armando Anido.

        In August 2012, the Company engaged MTS and Leerink, as placement agents, to conduct a PIPE financing. At the Company's direction, representatives of MTS and Leerink contacted approximately 100 institutional investors in connection with the PIPE. Due to insufficient investor demand in a common stock offering, the Company issued units consisting of preferred stock and warrants in order to successfully complete the financing. In October 2012, the Company sold $28,000,000 of units at a per unit price of $2.00, with each unit consisting of 1/1,000th of a share of Series A preferred stock and a warrant to purchase one share of the Company's common stock. Each 1/1,000th of a share of Series A preferred stock was initially convertible into one share of common stock, accrued quarterly dividends at a rate per annum of 8%, had a liquidation preference of $2.00 (plus accrued and unpaid dividends), and had certain other powers, preferences and rights. The warrants had an exercise price of $2.00 per share. Both the Series A preferred stock and warrants included "full-ratchet" anti-dilution price protection. In February 2013, 100% of the shares of the then outstanding Series A preferred stock automatically converted into Company common stock and the anti-dilution protection feature of the warrants was terminated.

        In November 2012, the Company obtained a new secured term loan resulting in $8.5 million in proceeds, $8.0 million of which was used to repay the Company's existing credit facility.

Current Strategic Process—FDA Approval of ZECUITY

        In October 2012, the Company, with the advice and input of MTS, developed a strategy to re-initiate a more formal exploration of strategic alternatives. On November 7, 2012, at a regular meeting of the Company Board, the Company Board authorized management to pursue the strategy presented to the Company Board. Following such meeting, the Company and, at the Company's direction, representatives of MTS contacted a range of strategic parties vetted with the Company Board. A total of 47 companies were contacted throughout the process (including Parent and Company A, Company E, Company F, Company I and Company N, which had previously expressed potential interest in ZECUITY) with the Company entering into confidential discussions with approximately half of the 47 companies including Parent.

        On December 7, 2012, Mr. Anido spoke to Parent's Vice President and General Manager, CNS Business Unit, regarding ZECUITY. Following such discussion, the Company and Parent entered into a confidentiality agreement dated December 30, 2012. Following execution of the confidentiality agreement, Parent commenced diligence on the Company.

        On January 17, 2013, ZECUITY was approved by the FDA for the acute treatment of migraine with or without aura in adults. With FDA approval in hand, the Company initiated the commercial manufacturing qualification and validation processes in preparation for a ZECUITY launch in late 2013, with or without a strategic partner.

        Throughout January, the Company conducted meetings with various strategic parties to assess mutual interest in a potential partnership, merger or acquisition or other strategic transaction including a meeting between members of the senior management teams of the Company and Parent on January 24, 2013. At this meeting, Company personnel presented an overview of ZECUITY's product attributes and positioning, market opportunity and manufacturing, which presentation was substantially similar to the initial presentations made to other parties that agreed to meet with the Company in such process.

        On January 25, 2013, the Company Board held a special meeting via conference telephone to discuss the strategic process and to provide direction to MTS and senior management regarding next steps. On January 29, 2013, at the Company's direction, representatives of MTS sent preliminary process letters to the 10 parties who expressed continuing interest in executing a strategic transaction with the Company (including Parent, Company F, Company I, Company J and Company K). An additional five parties (including Company A and Company E) that later confirmed interest were also sent preliminary process letters through mid-February 2013. All process letters requested initial, non-binding indications of interest by March 1, 2013.

        On March 1, 2013, Parent submitted a written initial non-binding indication of interest to acquire all of the outstanding equity of the Company for an upfront cash payment of $130,000,000. While no other written indications of interest were received by March 1, 2013, Company F, Company I and Company K expressed verbal interest to remain in the process, with the potential to submit a bid in the near term. Company E also re-engaged discussions about a potential transaction, initially conveying a preliminary non-binding verbal offer for an exclusive license to ZECUITY for an upfront cash payment in the range of $80,000,000 - $100,000,000 and then revising it down to $60,000,000 - $80,000,000 with potential additional contingent consideration. Company E subsequently withdrew its offer citing its own internal corporate matters.

        On March 7, 2013, the Company Board held a special meeting with senior management and representatives of MTS and the Company's outside legal counsel, Morgan, Lewis & Bockius LLP ("Morgan Lewis") to evaluate Parent's offer. The Company Board formed a special transaction committee, consisting of Messrs. Datin, Federici, Kollender and Yetter, to evaluate Parent's offer and any other offers that may result from the Company's ongoing strategic process and to oversee the strategic process at times when the full Company Board was unavailable (the "Transaction Committee"). The Company Board directed MTS to seek an improved offer from Parent.

        On March 15, 2013, the Transaction Committee held a meeting by conference telephone with senior management and representatives of MTS and Morgan Lewis to further evaluate Parent's offer and to discuss Company-prepared financial forecasts and the status of Parent's due diligence and other potential interested parties.

        On March 18, 2013, Company F formally withdrew from the process citing insufficient overlap between their current commercial franchises and ZECUITY. Company I and Company K reiterated strategic interest in a potential combination but both relayed their inability to submit a written indication of interest in the near term.

        On March 20, 2013, Parent submitted a second non-binding indication of interest to acquire 100% of the Company's equity on a fully-diluted, debt-free cash-free basis for an aggregate purchase price of $145,000,000 in cash.

        On March 21, 2013, the Company Board evaluated Parent's revised offer at a regularly scheduled meeting. In addition to senior management, representatives of MTS and Morgan Lewis participated in the meeting.

        On March 29, 2013, the Transaction Committee held a meeting by conference telephone with senior management and representatives of MTS and Morgan Lewis to discuss Parent's diligence, other potential interested parties and to provide direction to MTS and senior management regarding next steps. Following such meeting, at the direction of the Company, representatives of MTS sent Parent a final process letter requesting the submission of a best and final proposal by April 22, 2013, which was subsequently extended to May 1, 2013 to allow Parent to complete its diligence and evaluation of the Company.

        Throughout April 2013, Parent conducted extensive confirmatory diligence.

Current Strategic Process in Mid-2013

        On May 1, 2013, the day its final proposal was due, Parent's Chief Executive Officer informed representatives of MTS, and later Mr. Anido, that its board of directors had voted against an acquisition of the Company and that the Parent board had reached the conclusion that it would not support an acquisition of the Company even at a reduced purchase price. Also on May 1, 2013, the Transaction Committee held a meeting by conference telephone with senior management and representatives of MTS to discuss Parent's decision not to pursue an acquisition of the Company and to provide direction to MTS and senior management regarding next steps. Following the pronouncement from Parent, the Company re-initiated strategic discussions with several parties, including Company I and Company K.

        On May 14, 2013, Mr. Anido spoke to Parent's Chief Executive Officer regarding the decision by Parent's board of directors to not approve the acquisition of the Company and the potential for a partnership between the companies to commercialize ZECUITY. On May 15, 2013, Mr. Anido spoke to Parent's Vice President and General Manager, CNS Business Unit, regarding a potential commercial partnership between the companies.

        On May 15, 2013, the Company Board held a special meeting via conference telephone with senior management to explore financing alternatives and to discuss the Company's ongoing strategic process. The Company Board authorized management to engage Armentum Partners, LLC ("Armentum") to pursue debt financing on behalf of the Company.

        On May 22, 2013, Parent and representatives of MTS entered into exploratory discussions involving a co-promotion partnership transaction between Parent and the Company. The partnership deal terms initially proposed by Parent on June 5, 2013 were a $10,000,000 upfront payment, a profit share of 70% for Parent versus 30% for the Company, Parent to fund losses, and a one-time milestone payment of $35,000,000 if net annual sales reached $350,000,000, with manufacturing done by the Company at cost plus 15%.

        On May 29, 2013, members of the senior management teams of the Company and of Company K met to discuss a potential business combination. On June 10, 2013, Mr. Anido and representatives of MTS met with Company I's chief executive officer and head of business development to explore a strategic transaction. Between July and October 2013, the Company conducted simultaneous strategic discussions with Company I and Company K focused on potential co-promotion partnerships. Discussions with Company I were focused on the cross-co-promotion of each party's respective products but failed to progress into contract discussions because of significant additional financing needs. Discussions with Company K evolved into the consideration of a merger between the parties, but ultimately Company K declined to proceed citing a desire receive a regulatory decision on its pending NDA.

        On June 18, 2013, Mr. Anido was contacted by management of Company L regarding a potential merger transaction.

        On June 28, 2013, prior to conducting any diligence, Company L sent an unsolicited offer to acquire the Company for $80,000,000 and requested that the Company enter into exclusive negotiations with it. On June 30, 2013, the Transaction Committee held a meeting by conference telephone with senior management and representatives of MTS to consider Company L's offer. The Transaction Committee directed senior management and MTS to seek improved terms from Company L but to not enter into exclusivity at the present time.

        In July 2013, Company L signed a confidentiality agreement with the Company and began performing due diligence. Company L expeditiously moved through the diligence process, including calls and meetings with the Company and outside advisors.

        Also in July 2013, the Company sought to negotiate improved upfront and milestone payments and profit split terms with Parent relating to the commercial partnership for ZECUITY. Parent refused to negotiate such terms. On July 30, 2013, members of the senior management teams of the Company and Parent and representatives of MTS met via conference telephone to further discuss the prospects of a commercial partnership between the companies for ZECUITY.

        On August 9, 2013, Company L increased its offer to acquire the Company to $100,603,607, or approximately $2.75 per share, subject to a financing contingency. On August 12, 2013, the Transaction Committee held a meeting via conference telephone with senior management and representatives of MTS to evaluate Company L's revised offer. The Transaction Committee directed the Company to obtain financing letters from Company L to evidence its ability to complete the proposed transaction.

Current Financing Process

        On May 22, 2013, the Company engaged Armentum to conduct a debt financing. Over 30 potential lenders were contacted, primarily in the summer of 2013, including venture debt lenders, royalty lenders, mezzanine debt providers and banks. While many of the potential lenders entered into confidentiality agreements, the Company was unsuccessful in securing debt financing.

        On August 26, 2013, the Company Board held a special meeting via conference telephone to consider the Company's financing alternatives. The Company Board authorized management to engage Cowen and Company, LLC ("Cowen") and Stifel, Nicolaus & Company, Incorporated ("Stifel") as co-placement agents to conduct a PIPE financing. The Company Board formed a Finance Committee, consisting of Messrs. Datin, Federici and Yetter (the "Finance Committee"), to direct and oversee the Company's financing efforts.

        On September 3, 2013, the Finance Committee held a meeting via conference telephone with senior management, Cowen, Stifel and Morgan Lewis to discuss investor outreach and potential financing terms and to provide direction to senior management, Cowen and Stifel regarding next steps.

        On September 25, 2013, the Finance Committee held a meeting via conference telephone with senior management, Cowen, Stifel and Morgan Lewis to discuss the status of investor outreach. Although a total of 86 institutional investors had been contacted, there was limited investor interest. Because there was not sufficient investor interest in a common stock offering, Cowen and Stifel recommended shifting from a sale of common stock to a sale of preferred stock in order to generate a sufficient level of interest to complete a financing. Terms of the proposed preferred convertible shares included an 8.0% dividend, an offering price of $0.0625 above the market price of the Company's common stock, full-ratchet anti-dilution price protection, a 1x liquidation preference and 50% warrant coverage.

        On October 7, 2013, the Finance Committee held a meeting via conference telephone with senior management, Cowen, Stifel and Morgan Lewis to discuss investor interest. Cowen and Stifel reported that the preferred stock terms had not drawn a sufficient level of interest to complete a financing. However, Cowen and Stifel reported that one potential investor had proposed terms of $1.00 per share of Company common stock with 50-100% warrant coverage. Given the substantial discount to the Company's then current trading price, the Finance Committee determined that the Company should continue to pursue its partnership and other strategic discussions prior to financing on such terms.

Current Strategic Process in Late 2013

        On September 24, 2013, Company L further increased its offer to acquire the Company to $110,000,000 in upfront consideration, with an additional $10,000,000 in near-term sales milestones (an implied value of approximately $2.96 per share in upfront cash consideration and approximately $0.27 per share in near-term sales milestones), subject to a financing condition.

        On September 25, 2013, the Transaction Committee held a meeting via conference telephone with senior management, representatives of MTS and Morgan Lewis to evaluate Company L's revised offer. The Transaction Committee directed management to seek a financing letter from Company L.

        On October 9, 2013, Company L resubmitted the same offer, this time with a letter from an investment banking firm stating that such firm would seek to raise money for Company L to fund the acquisition of the Company. On October 10, 2013, the Transaction Committee held a meeting via conference telephone with senior management and representatives of MTS and Morgan Lewis to further evaluate Company L's revised offer, financing capabilities and its request for exclusivity. The Transaction Committee approved the granting of two weeks of exclusivity to Company L for mergers and acquisitions. Such exclusivity was limited to mergers and acquisitions and did not limit the

Company from consummating or engaging in any discussions with respect to equity or debt financing or co-promotion, licensing or other partnering transactions.

        On October 10, 2013, a partner of Quaker Partners, a major stockholder of the Company, re-introduced Mr. Anido to a senior executive at Endo to determine if there was interest in a commercial partnership for ZECUITY. As discussed below, both the Company and representatives of MTS, at the Company's direction, had contact with Endo on multiple occasions from 2009 to the present to attempt to engage Endo in discussions regarding ZECUITY.

  •
  Endo was one of the 61 parties contacted by the Company and representatives of MTS in connection with the strategic process undertaken by the Company in late 2009 and early 2010 following announcement of positive Phase III data for ZECUITY. On June 7, 2010, the Company and Endo entered into a confidentiality agreement and on June 10, 2010, the Company's Vice President of Commercial Operations met with Endo's Product Manager for FROVA, Endo's migraine product, to explore the potential for a business transaction involving ZECUITY. At this meeting, the Company's Vice President of Commercial Operations presented an overview of the clinical development program, product attributes and market opportunity for ZECUITY, which presentation was substantially similar to the initial presentations made to other parties that agreed to meet with the Company in such process. On August 11, 2010, the Company's Vice President of Commercial Operations and Chief Executive Officer made a similar presentation to business development and marketing personnel of Endo and the Senior Vice-President of Branded Pharmaceuticals for Endo. Following such meeting, Endo declined to pursue evaluation of a business transaction involving ZECUITY. On September 20, 2010, the Company's Vice President of Commercial Operations contacted Endo's Chief Commercial Officer to explore a possible cross co-promotion of FROVA and ZECUITY. Endo declined to pursue discussions regarding such a transaction.

  •
  Endo was one of the more than 45 parties contacted by the Company in connection with the strategic process undertaken by the Company in late 2011 following its end of review meeting with the FDA, but Endo declined to meet with the Company.

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  Endo was one of the 47 parties contacted by the Company and representatives of MTS in late 2012 in connection with the current strategic process undertaken by the Company in anticipation of FDA approval of ZECUITY. On December 19, 2012, members of the senior management teams of the Company and Endo met to explore the potential for a business transaction involving ZECUITY. At this meeting, Company personnel presented an overview of ZECUITY's product attributes and positioning, market opportunity and manufacturing, which presentation was substantially similar to the initial presentations made to other parties that agreed to meet with the Company in such process. Following such meeting, Endo declined to pursue evaluation of a business transaction involving ZECUITY.

        On October 17 and again on October 22, 2013, representatives of MTS and Parent met to clarify the terms of Parent's co-promotion offer. Parent stated that it was willing to move forward to contract negotiations with the Company. Parent further stated to representatives of MTS that it would not improve the upfront and milestone payments and profit split terms previously presented. That evening, the Company Board held a special meeting via conference telephone with senior management to consider and evaluate the current status of the Company's ongoing financing, partnership and strategic efforts and to provide direction to senior management regarding next steps.

        On October 23, 2013, members of the Company's senior management met with members of Endo's branded product commercial team to review a potential commercial partnership for ZECUITY. Shortly thereafter, Endo commenced diligence.

        On October 24, 2013, the Transaction Committee held a meeting via conference telephone with senior management, representatives of MTS and Morgan Lewis to further evaluate Parent's co-promotion offer and instructed MTS and senior management to continue discussions with Parent. The Transaction Committee also considered the diligence efforts being undertaken by Company L and directed management to grant Company L's request for a five day extension of its exclusivity for mergers and acquisitions only.

        On October 28, 2013, Company L withdrew from the negotiations process citing the inability to obtain the required capital to acquire the Company.

        On October 30, 2013, the Company Board held a special meeting via conference telephone with senior management and representatives of MTS and Morgan Lewis to further consider and evaluate the Company's ongoing financing, partnership and strategic efforts and to provide direction to senior management and MTS regarding next steps including the exploration of a potential sale of the Company to Endo.

        On November 1, 2014, Mr. Anido met with the Senior Vice-President of Branded Pharmaceuticals for Endo, to further discuss a potential commercial partnership for ZECUITY.

        On November 4, 2013, the Senior Vice-President of Branded Pharmaceuticals for Endo informed Mr. Anido that Endo's Chief Executive Officer requested that the Company present to Endo's executive management team on November 8, 2013. Commencing on November 4, 2013, Endo conducted business and corporate due diligence.

        On November 5, 2013, representatives of the Company and Endo participated in a commercial, manufacturing and clinical diligence meeting.

        On November 6, 2013, Company senior management and representatives of MTS met via telephone conference with representatives of Parent and its outside counsel for an update with respect to ZECUITY manufacturing and launch timing, to further discuss the details of the co-promotion transaction and to re-engage in diligence.

Alternative Paths—Co-Promotion with Parent, Merger Transaction with Endo and Financing for Independent Distribution

        On November 8, 2013, Company senior management met with Endo's executive management team. At this meeting, the first discussion regarding the potential for Endo to acquire the Company occurred.

        On November 13, 2013, Parent informed representatives of MTS that its transaction committee had approved Parent moving forward with the proposed co-promotion transaction and that it would commence drafting a definitive agreement to present to the Company.

        On November 15, 2013, Mr. Anido spoke with the Senior Vice-President of Branded Pharmaceuticals for Endo via telephone to verify Endo's continuing interest in pursuing a transaction with the Company, and confirmed Endo's interest in entering into acquisition discussions.

        On November 18, 2013, Endo's Chief Executive Officer met with Mr. Anido and verbally conveyed a non-binding offer to acquire the Company for $2.65 per share in cash consideration and $2.00 per share in contingent consideration, with such acquisition structured as a purchase of the assets related to ZECUITY. Endo's Chief Executive Officer also requested an exclusive negotiating period. Later that day, Endo's Chief Executive Officer confirmed the offer by submitting a written non-binding indication of interest.

        On November 19, 2013, senior management of the Company and Endo, along with a representative of MTS, met via conference telephone to obtain clarity regarding the acquisition terms conveyed in the Endo's non-binding offer. Endo's representatives again proposed an acquisition of only the assets related to ZECUITY, but the Company's representatives expressed a preference that Endo acquire the entire company.

        On November 20, 2013, the Company Board held a special meeting via conference telephone with senior management and representatives of MTS and Morgan Lewis to consider and evaluate Endo's offer. The Company Board directed Mr. Anido to continue to pursue Endo's acquisition of the Company rather than just the assets related to ZECUITY and to continue to pursue improved terms and provided direction regarding the same. The Company Board also authorized Mr. Anido to grant Endo exclusivity for mergers and acquisitions for 21 days, with two consecutive one-week extensions contingent on forward progress of discussions, as opposed to the 45 days requested by Endo in its offer letter. Later on November 20, Mr. Anido and the Chief Executive Officer and Senior Vice-President of Branded Pharmaceuticals of Endo met and negotiated to improve Endo's offer to $2.85 per share in upfront cash consideration and contingent consideration of $2.15 per share upon $100,000,000 in net sales and $1.00 per share upon $300,000,000 in net sales, and to structure the transaction as an acquisition of the entire Company rather than just the assets related to ZECUITY. As a result of such improved terms and as authorized by the Company Board, Mr. Anido and the Chief Executive Officer and Senior Vice-President of Branded Pharmaceuticals of Endo also negotiated the terms upon which their respective companies would enter into exclusive negotiations which consisted of an exclusivity period of 21 days, with two automatic extensions of seven days each so long as the transaction was progressing.

        On November 21, 2013, Parent submitted its initial proposed definitive agreement for the co-promotion of ZECUITY to MTS.

        Also on November 21, 2013, Endo provided the Company with an updated, non-binding expression of interest memorializing the terms discussed at the November 20, 2013 meeting, subject to confirmatory due diligence.

        On November 22, 2013, the Company and Endo executed an exclusivity letter as to mergers and acquisitions activity only on terms outlined at the November 20, 2013 meeting.

        On November 26, 2013, representatives of the Company and Endo met to discuss the commercial opportunities presented by ZECUITY.

        On December 4, 2013, Endo's outside counsel sent the Company Endo's proposed initial draft merger agreement.

        On December 5, 2013, Endo's outside counsel sent the Company Endo's initial draft of the contingent cash consideration agreement. On December 5, 2013, the Company Board held a special meeting via conference telephone with management and representatives of MTS and Morgan Lewis to review and consider the terms of the merger agreement provided by Endo and the terms of the co-promotion agreement being negotiated with Parent. Concurrently, representatives of Company and Endo continued to meet and discuss terms. On December 5, 2013, a representative of Endo and Mr. McLaughlin of NuPathe met to discuss marketing materials.

        On December 6, 2013, Company senior management and representatives of MTS and Morgan Lewis negotiated the proposed co-promotion agreement with members of Parent's senior management and outside counsel with an in-person meeting scheduled the following week to continue negotiations.

        On December 6, 2013, representatives of MTS, the Company's management and Morgan Lewis discussed the proposed terms of the Endo transaction documents. Later on December 6, Mr. Anido and Endo's Chief Executive Officer spoke on the telephone. Mr. Anido acknowledged receipt of the proposed transaction documents offered by Endo.

        Also on December 6, Ms. Sebree and representatives from Endo visited the LTS AG facility in Andernach, Germany to discuss ZECUITY manufacturing.

        On December 7, 2013, Morgan Lewis provided comments to Endo's outside counsel with respect to the draft transaction documents.

        On December 9, 2013, Endo's outside counsel, the Vice President and Associate General Counsel of Endo, Michael F. Marino, Senior Vice President, General Counsel and Secretary to the Company, and Morgan Lewis negotiated the first round of comments to the draft transaction documents. Also on December 9, Mr. Anido and Endo's Chief Executive Officer spoke to discuss timing and outstanding issues relating to the five-year term of the contingent cash consideration payments proposed by Endo and agreed to speak again on December 10. On December 10, Mr. Anido and Endo's Chief Executive Officer spoke on the telephone and undertook to present a nine-year term for the contingent cash consideration payments to their respective board of directors for approval and to work towards an announcement of the transaction on Monday, December 16, 2013, with both of the parties' respective boards meeting for approval during the weekend.

        On December 10, 2013, Endo's outside counsel sent return drafts of the operative transaction documents, and Endo's outside counsel and Morgan Lewis discussed several terms of such documents.

        On December 11, 2013, Endo's outside counsel, the Vice President and Associate General Counsel of Endo, Morgan Lewis and Mr. Marino continued discussing terms of the transaction including, among other terms, the degree to which Endo would commit to fund the Company's ordinary course operations between signing and closing. Also on December 11, 2013, the Senior Vice-President of Branded Pharmaceuticals of Endo and Mr. Goldan met telephonically to continue discussing contractual terms, and met again on December 12, 2013 to continue discussions.

        On December 12, 2013, members of Company senior management and representatives of Morgan Lewis and MTS met in person in New York City with members of Parent senior management and its outside counsel to negotiate the terms of the proposed co-promotion agreement. During this meeting the parties negotiated various transaction terms, however, the upfront and milestone payment and profit split offered by Parent remained unchanged. Meanwhile, representatives of Endo's outside counsel and Morgan Lewis continued to negotiate the terms of the Endo acquisition documents.

        Also on December 12, Ms. Sebree and a representative of Endo visited the Sharp Pharmaceuticals facility in Conshohocken, PA to discuss ZECUITY manufacturing.

        On December 13, 2013, the Company Board held a special meeting via telephone conference to discuss the status of the negotiations with Endo regarding an acquisition of the Company and Parent regarding the co-promotion of ZECUITY. Representatives of Morgan Lewis and MTS were in attendance and the representatives of MTS reviewed their preliminary financial analyses of the Company and of the proposed transaction, and various discussions took place among the Company Board and representatives of MTS regarding such analyses and the proposed transaction. The Company Board discussed various aspects of the MTS preliminary financial analyses. The Company Board also discussed management's projected non-risk-adjusted forecasts for net sales of ZECUITY by Endo if control of the product shifts to Endo, management's forecasts for ZECUITY net sales if the Company were to retain control of ZECUITY and develop the product independently and management's current Company financial forecasts if the Company consummates the licensing and co-promotion transaction with Parent currently being negotiated.

        On December 13 and December 14, 2013, Mr. Goldan, Mr. Marino, representatives of Endo, Morgan Lewis and Endo's outside counsel continued to negotiate outstanding terms of the merger agreement.

        On December 14, 2013, the Company Board held a special meeting via telephone conference to discuss the proposed terms of the Endo Merger Agreement and the contingent cash consideration agreement, including the terms upon which Endo had agreed to loan those funds necessary for the Company to satisfy the projected capital requirements of its operating budget between the signing and closing of the merger in order for the Company to operate in the ordinary course and place orders for units of ZECUITY that had been requested by Endo. Representatives of MTS and Morgan Lewis participated in the meeting. The Company Board also further discussed the management-prepared forecasts with respect to the stand-alone case, the partnership case and the non-risk-adjusted forecast of potential sales of ZECUITY if marketed by Endo.

        On December 15, 2013, the Company Board held a special meeting via telephone conference. Morgan Lewis provided a summary of the changes to the terms of the Endo Merger Agreement and contingent cash consideration agreement that had been negotiated between the deal teams since the Company Board's meeting of December 14, 2013. Management reaffirmed the forecasts and projections previously submitted to the Company Board, specifically its projections with respect to the stand-alone case, the partnership case and the non-risk-adjusted forecast of potential sales of ZECUITY if marketed by Endo. Representatives of MTS orally delivered to the Company Board its opinion (as subsequently confirmed in writing on December 15, 2013), that, subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on its review as set forth in its written opinion, as of December 15, 2013, the per share merger consideration to be paid to the holders of Company common stock (other than Endo, Purchaser and their respective affiliates) pursuant to the proposed transaction with Endo was fair, from a financial point of view, to such holders. After further discussion, the Company Board unanimously determined that the Endo Merger Agreement and the tender offer by Endo (the "Endo Offer"), the merger of the Company with DM Merger Sub (the "Endo Merger") and the other transactions contemplated by the Endo Merger Agreement are advisable, fair to and in the best interests of the Company's stockholders and that it is advisable, fair to and in the best interests of the Company's stockholders that the Company enter into the Endo Merger Agreement and the related transaction agreements and consummate the transactions contemplated by the Endo Merger Agreement and such related agreements. The Company Board also unanimously determined to recommend that the Company's stockholders accept the Endo Offer and tender their Shares to DM Merger Sub pursuant to the Endo Offer.

        Endo's outside counsel and Morgan Lewis continued to work to finalize the transaction documents throughout December 15, 2013. That evening, Endo's Chief Executive Officer called Mr. Anido to inform him that Endo's board of directors approved the transaction with the Company. Mr. Anido called Parent's Senior Vice President and Head of Global Business Development to cease negotiations with respect to a co-promotion transaction. The Endo Merger Agreement was signed by the Company and Endo later that evening.

        On December 16, 2013, Endo and the Company issued a press release announcing the execution of the Endo Merger Agreement.

        Late on January 6, 2014, Mr. Anido received an e-mail from the Senior Vice President and Head of Global Business Development of Parent containing a letter addressed to the Company Board (the "January 6 Parent Letter") regarding an unsolicited acquisition proposal (the "Original Parent Proposal"). The January 6 Parent Letter also enclosed a proposed draft of a merger agreement between Parent, an indirect, wholly owned subsidiary of Parent and the Company, and a proposed draft of a contingent cash consideration agreement between Parent, such subsidiary of Parent and American Stock Transfer and Trust Company, each of which, except as described below, was substantially the same as the Endo Merger Agreement and the contingent cash consideration agreement with Endo. Parent and the Company had previously been in negotiations with respect to a co-promotional partnership, as described in more detail above.

        The Original Parent Proposal provided for an offer by an indirect, wholly owned subsidiary of Parent to purchase any and all of the Shares, at a price of $3.65 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.15 per Share in contingent cash consideration payments (less any required withholding taxes) payable in the future upon achievement of certain milestones related to ZECUITY. Under the Original Parent Proposal, the contingent cash consideration payments relating to ZECUITY would be payable pursuant to a contingent cash consideration agreement as follows: (i) $0.85 per Share upon net sales of ZECUITY reaching at least $100,000,000 during any four consecutive calendar quarters on or prior to the sixtieth day following the ninth anniversary of the date of the first commercial sale of ZECUITY, (ii) $1.00 per Share upon net sales of ZECUITY reaching at least $300,000,000 during any four consecutive calendar quarters on or prior to the sixtieth day following the ninth anniversary of the date of the first commercial sale of ZECUITY and (iii) $1.30 per Share upon net sales of ZECUITY reaching at least $450,000,000 during any four consecutive calendar quarters on or prior to the sixtieth day following the twelfth anniversary of the date of the first commercial sale of ZECUITY, subject to the terms and conditions of the contingent cash consideration agreement. Under the Original Parent Proposal, warrants, options and other incentive equity awards would be treated in the same manner as proposed by Endo in the Endo Offer and the Endo Merger Agreement.

        The January 6 Parent Letter indicated that Parent was prepared to loan the Company funds to cover both the Company's ongoing operations pending closing of a transaction on the same terms as proposed by Endo and to pay any termination fee due under the Endo Merger Agreement. The draft merger agreement provided that if terminated by the Company, in addition to paying a $5.0 million termination fee, the Company also would be required to repay any amounts loaned to the Company by Parent, including any amounts loaned by Parent to pay the termination fee due under the Endo Merger Agreement. The January 6 Parent Letter further stated that the Parent Proposal will not require additional due diligence. The January 6 Parent Letter requested the disclosure schedules to the Endo Merger Agreement and provided a draft confidentiality agreement signed by Parent with terms substantially similar to the terms contained in the confidentiality agreement between Endo and the Company. The January 6 Parent Letter also indicated that the Original Parent Proposal was unanimously approved by Parent's board of directors and that Parent anticipated that it would be able to sign a definitive merger agreement with the Company within five days of delivery of the disclosure schedules to the Endo Merger Agreement. The January 6 Parent Letter further stated that there were no financing contingencies with the Original Parent Proposal, and Parent did not believe there were any regulatory impediments to completing the proposed transaction.

        On the morning of January 7, 2014, the Company Board held a meeting to discuss, consider and obtain advice regarding the Original Parent Proposal. During the meeting, representatives of MTS, Morgan Lewis and Richards, Layton & Finger, P.A. ("Richards, Layton & Finger") reviewed the terms of the Original Parent Proposal, the terms of the Endo Merger Agreement governing unsolicited acquisition proposals and the Company's contractual rights and fiduciary duties to respond to the Original Parent Proposal. After review and discussion, the Company Board determined (after consultation with representatives of MTS, Morgan Lewis and Richards, Layton & Finger) that the Original Parent Proposal was reasonably expected to lead to a Superior Proposal (as that term was defined in Endo Merger Agreement), and also determined unanimously among the members of the Company Board present at the meeting (after consultation with representatives of Morgan Lewis and Richards, Layton & Finger) that failure to furnish to Parent, in response to its written request, the disclosure schedules to the Endo Merger Agreement pursuant to a customary confidentiality agreement (which agreement was to include a customary "standstill" or similar covenant) not less restrictive than the confidentiality agreement with Endo and/or not engaging in negotiations or discussions with Parent regarding the Original Parent Proposal, would be inconsistent with the directors' fiduciary duties to the Company's stockholders under applicable law. After the meeting, in accordance with the Endo Merger Agreement, Mr. Anido called Endo's Chief Executive Officer to notify Endo of this determination and of the Company's intent to participate and engage in discussions and negotiations with Parent regarding the Original Parent Proposal and to furnish Parent with information pursuant to a confidentiality agreement, and subsequently sent a letter to such effect to the General Counsel of Endo.

        On the evening of January 7, 2014 and the morning of January 8, 2014, Mr. Marino and representatives of Kirkland & Ellis LLP, Parent's outside counsel ("Kirkland & Ellis"), negotiated the terms of a confidential agreement, which was entered into by Parent and the Company on January 8, 2014. Later that day, Mr. Anido and Mr. Marino, along with representatives of MTS, had a telephone conference with representatives of Parent and its financial advisor regarding the terms of the Original Parent Proposal. During this telephone conference, the representatives of the Company informed Parent that the Company Board had not made a determination that the Original Parent Proposal was a Superior Proposal (as that term is defined in the Endo Merger Agreement) and that the Company Board continued to unanimously recommend that the Company's stockholders accept the Endo Offer and tender their Shares pursuant to the Endo Offer. Subsequent to that discussion, later in the day on January 8, representatives of MTS and Parent had another telephone conversation regarding the Original Parent Proposal. Also on January 8, 2014, the Company and Morgan Lewis provided Kirkland & Ellis with a copy of the Company disclosure schedules to the Endo Merger Agreement and certain documents relating thereto that had previously been provided to Endo.

        On the morning of January 14, 2014, Mr. Anido received an e-mail from the Senior Vice President and Head of Global Business Development of Parent containing a letter addressed to the Company Board (the "January 14 Parent Letter") regarding revised terms to the Original Parent Proposal (the "Revised Parent Proposal"). The January 14 Parent Letter also enclosed a revised draft of the proposed contingent cash consideration agreement.

        The Revised Parent Proposal provided for an offer by an indirect, wholly owned subsidiary of Parent to purchase any and all of the Shares, at a price of $3.65 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.15 per Share in contingent cash consideration payments (less any required withholding taxes) payable in the future upon achievement of certain milestones related to ZECUITY. Under the Revised Parent Proposal, the contingent cash consideration payments relating to ZECUITY would be payable pursuant to a contingent cash consideration agreement as follows: (i) $2.15 per Share upon net sales of ZECUITY reaching at least $100,000,000 during any four consecutive calendar quarters on or prior to the sixtieth day following the ninth anniversary of the date of the first commercial sale of ZECUITY, and (ii) $1.00 per Share upon net sales of ZECUITY reaching at least $300,000,000 during any four consecutive calendar quarters on or prior to the sixtieth day following the ninth anniversary of the date of the first commercial sale of ZECUITY, subject to the terms and conditions of the contingent cash consideration agreement. The January 14 Parent Letter stated that, except for the revised terms of the contingent cash consideration payments described above, all other terms of the Original Parent Proposal remained the same.

        Later in the day on January 14, 2014, Mr. Anido called Endo's Chief Executive Officer regarding the January 14 Parent Letter, and subsequently provided a copy of the January 14 Parent Letter and accompanying materials to Endo's General Counsel.

        On the morning of January 15, 2014, the Company Board held a special meeting via telephone conference to discuss the Revised Parent Proposal. Representatives of Morgan Lewis, Richards, Layton & Finger and MTS were in attendance and representatives of MTS reviewed their preliminary financial analyses of the Revised Parent Proposal. After consideration of the Revised Parent Proposal, which provided for an additional $0.80 per Share of initial cash consideration compared with the Endo Offer and identical terms to the contingent cash consideration payments, the Company Board determined (after consultation with representatives of Morgan Lewis, Richards, Layton & Finger and MTS) that the Revised Parent Proposal was a Superior Proposal (as such term was defined in the Endo Merger Agreement). The Company Board authorized the Company's management to notify Endo of such determination pursuant to the terms of the Endo Merger Agreement, and to negotiate certain terms of the proposed merger agreement with Parent.

        Following the meeting of the Company Board, Morgan Lewis provided a revised draft of the Merger Agreement, an updated Company disclosure letter to the Merger Agreement, and certain additional diligence items previously provided to Endo, to Kirkland & Ellis, reflecting the revised terms approved by the Company Board. Morgan Lewis and Kirkland & Ellis continued to negotiate the Merger Agreement throughout the day on January 15, 2014. Later in the day on January 15, Kirkland & Ellis sent a further revised draft of the Merger Agreement to Morgan Lewis.

        Representatives of the Company, Parent, Kirkland & Ellis and Morgan Lewis also held a telephone conference on the evening of January 15, 2014 to discuss certain diligence matters.

        On the evening of January 15, 2014, Morgan Lewis sent, on behalf of the Company, notice to Endo that the Company Board determined the Revised Parent Proposal to be a Superior Proposal and that it intended to withdraw its recommendation of the Endo Offer and the Endo Merger and recommend, adopt, approve and declare advisable the Revised Parent Proposal (a "Company Adverse Recommendation Change"), and that such Company Adverse Recommendation Change would not be made until 12:01 AM on January 18, 2014, taking into account any changes to the terms of the Endo Merger Agreement proposed by Endo, as required by the terms of the Endo Merger Agreement. The letter also attached a copy of the most recent draft of the Merger Agreement and disclosure letter, along with the written correspondence from Kirkland & Ellis related thereto. Prior to Morgan Lewis sending such letter, Mr. Anido called Endo's Chief Executive Officer to notify him that the letter would be forthcoming.

        Later in the evening of January 15, 2014, Endo's Chief Executive Officer called Mr. Anido to notify him that Endo would be sending a letter to notify the Company that Endo had determined not to make any proposed changes to the terms of the Endo Merger Agreement, and accordingly waived the two business day waiting period under the Endo Merger Agreement for the Company Board to make a Company Adverse Recommendation Change. Subsequently Mr. Marino received such letter from Endo's General Counsel.

        Throughout January 16, 2014 and January 17, 2014, Morgan Lewis and Kirkland & Ellis continued to work to finalize the Merger Agreement and the related transaction documents.

        On the afternoon of January 17, 2014, the Company Board held a special meeting via telephone conference. Mr. Marino and Morgan Lewis provided a summary of the terms of the Merger Agreement, the Promissory Note and the Subordination Agreement, and the differences between the terms of the Merger Agreement and the Endo Merger Agreement. Representatives of MTS orally delivered to the Company Board its opinion (as subsequently confirmed in writing on January 17, 2014, that, subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on its review as set forth in its written opinion, as of January 17, 2014, the per Share merger consideration to be paid to the holders of Company common stock (other than Parent, Purchaser and their respective affiliates) pursuant to the proposed transaction with Parent was fair, from a financial point of view, to such holders. After further discussion, the Company Board unanimously determined (i) to withdraw its recommendation of the Endo Offer and the Endo Merger, (ii) to recommend, adopt, approve and declare advisable the Revised Parent Proposal, (iii) that the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the Company's stockholders and that it is advisable, fair to and in the best interests of the Company's stockholders that the Company enter into the Merger Agreement and the related transaction agreements and consummate the transactions contemplated by the Merger Agreement and such related agreements, and (iv) to recommend that the Company's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

        Following the Company Board meeting, the Company executed the Note and Subordination Agreement to borrow the $5 million from Parent, and subsequently delivered a notice of termination of the Endo Merger Agreement to Endo and paid the termination fee of $5 million required under the

Endo Merger Agreement. Endo acknowledged receipt of the termination notice and fee and the Endo Merger Agreement was terminated. The Merger Agreement was signed by the Company, Parent and Purchaser immediately following the termination of the Endo Merger Agreement.

        On January 21, 2014, the Company issued a press release announcing the execution of the Merger Agreement and the termination of the Endo Merger Agreement.

Reasons for the Recommendation

        In evaluating the Merger Agreement and the Offer, the Merger and the other transactions contemplated thereby, the Company Board consulted with the Company's executive management, outside legal counsel and financial advisor. In recommending that the Company stockholders tender all of their Shares pursuant to the Offer, the Company Board considered a number of factors, including the following:

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  Endo Offer.  The Company Board considered the terms of the Endo Merger Agreement, the Endo Offer and the Endo Merger as compared to the Merger Agreement, the Offer and the Merger, and the fact that the Offer provided for an additional $0.80 per Share of upfront cash consideration compared with the Endo Offer and identical terms to the contingent cash consideration payments, and the Merger Agreement provided for substantially identical terms as the Endo Merger Agreement. The Company Board also considered the additional risk and time period involved in terminating the Endo Merger Agreement and consummating the Offer and Merger as compared to consummating the Endo Offer and Endo Merger, as well as the payment of the termination fee to Endo in connection therewith.

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  Financial Condition and Prospects of the Company.  The Company Board considered the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company's financial plan and prospects if it were to remain an independent company. The Company Board also considered the potential long-term value of the Company taking into account the risks and future prospects of the Company.

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  Strategic Alternatives.  The Company Board considered potential strategic alternatives available to the Company, including the Endo Offer, the potential stockholder value based on the Company's business plan that could be expected to be generated from remaining an independent public company, the possibility of a licensing or co-promotional partnership with another company, the possibility of being acquired by other companies, as well as the potential benefits, risks and uncertainties associated with such alternatives. The Company Board also considered the inability of the Company to generate any meaningful interest from potential investors in its attempts to raise funds as described in more detail above in "Background of the Offer and Merger". Based on the foregoing, the Company Board believed that the Offer and the Merger provided a premium and the maximum value reasonably available to stockholders in light of all of the options considered and the risks of remaining independent or pursuing alternative strategies, as described below. In making its determination, the Company Board considered, among other things, the results of the strategic processes undertaken by the Company with the assistance of MTS and its other financial advisors since 2009 as well as the Company's efforts to identify and negotiate a financing transaction or a strategic transaction with other potential purchasers or partners, each as described in more detail above in "Background of the Offer and Merger", which the Company Board believes was a thorough and competitive process to identify viable acquisition or strategic partners to obtain the best available value to the stockholders and create an opportunity for any other potential interested party to engage with the Company if such parties were interested in a strategic transaction.

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  Transaction Financial Terms; Premium to Market Price.  The Company Board considered both (1) the non-contingent portion of the per Share consideration of $3.65 (without interest), which represents a 58.7% premium over the closing price of the Shares on December 13, 2013, the last trading day before the Endo Offer and the Endo Merger were announced, a 7.6% premium over the volume-weighted average trading price of the Shares for the 30-day period prior to announcement, a 16.4% premium over the volume-weighted average trading price of the Shares for the 60-day period prior to announcement, and a 18.3% premium over the volume-weighted average trading price of the Shares for the 90-day period prior to announcement, and (2) the total potential per Share consideration, including the Contingent Cash Consideration Payments, of $6.80 (without interest).

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  Opinion of the Company's Financial Advisor.  The Company Board considered the financial presentation of representatives of MTS to the Company Board on January 17, 2014 and its opinion as to the fairness, from a financial point of view and as of the date of the opinion, of the per share merger consideration to be paid to the holders of the Company's common stock (other than Parent, Purchaser and their respective affiliates) pursuant to the Merger and Offer, as more fully described below in this Item 4 under "Opinion of the Company's Financial Advisor" and as set forth in the full text of such opinion attached hereto as Annex A.

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  Certainty of Value of Initial Payment and Increased Opportunity to Receive Additional Value from Future Revenue Streams for ZECUITY.  The Company Board considered, based on its knowledge of, and familiarity with, the Company's historical and current business, operations, commercialization prospects, business strategy, strategic alternatives, cash position and financial condition, that the non-contingent cash portion of the Offer Price, along with the contingent portion of the Offer Price which will provide an opportunity for stockholders to receive additional cash consideration upon achievement of certain sales milestones related to ZECUITY, is a compelling value compared to the long-term value creation potential of the Company's business on a stand-alone basis. The Company Board took into account management's financial projections for the Company as a stand-alone company (as more fully described below in this Item 4 under "Company Forecasts"), and the risks and uncertainties of remaining independent, including risks relating to:

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  Development and Commercialization Risk.  ZECUITY is the Company's only product approved for marketing by the U.S. Food and Drug Administration and the Company's ability to achieve profitability in the near term is entirely dependent upon sales of ZECUITY. The Company, as an independent company, may not be able to generate any meaningful sales of ZECUITY for a number of reasons, including: (i) patients may not adopt ZECUITY as an alternative to their current therapeutic regimes; (ii) doctors may be hesitant to prescribe ZECUITY until results from the Company's post-approval studies are available or other long term data regarding efficacy and safety exists; (iii) reimbursement and coverage policies of government and private payers such as Medicare, Medicaid, insurance companies, health maintenance organizations and other plan administrators may limit prescriptions for and use of ZECUITY; (iv) the Company may be unable to validate the commercial manufacturing process it contemplates for ZECUITY, manage its supply chain or establish effective commercialization capabilities; and (v) competitive products or alternative technologies may be introduced.

  •
  Financing Risk.  The development and commercialization of drugs requires the expenditure of substantial funds in order to build a commercial infrastructure, hire or lease a sales force and launch and market the product. The Company does not currently generate the cash needed to finance its operations. If it were to remain an independent company, the Company expects that it would be required to raise additional funds through public or private financings, including issuances of additional equity. Based upon the Company's inability to generate meaningful interest from potential investors in equity or debt financings as described in more detail above in "Background of the Offer and Merger", the Company may not be able to raise the funds necessary to continue its drug development and commercialization activities as currently conducted, or raise them on terms that are acceptable to the Company.

    •
    Future Dilution.  The potential dilutive impact on the Company's stockholders from additional equity financings that may be necessary to fund the development and commercialization of ZECUITY in order to permit the Company to continue to operate as an independent company could be substantial.

  •
  Limited Stockholder Participation in Future Growth or Earnings.  The Company Board considered that the Company's stockholders will be prevented from participating in the Company's potential future earnings and growth or benefit from any potential future increase in its value following the Offer and the Merger beyond the value of any Contingent Cash Consideration Payments that may become payable, including positive outcomes from potential increases in the sales of ZECUITY that may be realized if the Company remained independent, which may have resulted in future prices for the Shares in excess of the Offer Price.

  •
  Timing of Completion.  The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all outstanding Shares, which should allow stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which stockholders who do not tender will receive the same consideration as received in the Offer. The Company Board also considered the business reputation of Parent and its management and the substantial financial resources of Parent and, by extension, Purchaser, which the Company Board believed supported the conclusion that an acquisition transaction with the Parent and Purchaser could be completed relatively quickly and in an orderly manner.

  •
  Terms of the Merger Agreement.  The Company Board believed that the provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and termination fees payable by the Company, were favorable to the Company's stockholders. The Company Board also believed that the terms of the Merger Agreement and Contingent Cash Consideration Agreement include the most favorable terms reasonably attainable from Parent.

  •
  No Financing Condition.  The Company Board considered the representation of Parent that it has available sufficient cash financial resources to satisfy its obligations to cause Purchaser to purchase and pay for Shares pursuant to the Offer and to cause the Surviving Corporation to pay the non-contingent cash portion of the Merger Consideration and the fact that the Offer is not subject to a financing condition.

  •
  Ability to Respond to Certain Unsolicited Takeover Proposals.  The Company Board considered the fact that while the Merger Agreement prohibits the Company and its subsidiaries from, directly or indirectly, (a) soliciting, initiating or encouraging any inquiries with respect to the submission of any Company Takeover Proposal (as that term is defined in the Merger Agreement), and (b) entering into, continuing or otherwise participating in any discussions or negotiations regarding, or furnishing to any person any information with respect to, or otherwise cooperating with, any proposal that constitutes or is reasonably expected to lead to, any Company Takeover Proposal, the Merger Agreement provides that at any time prior to the closing of the Offer, in response to a bona fide written Company Takeover Proposal that the Company Board determines (after consultation with outside counsel and a financial advisor of nationally recognized reputation) constitutes, or is reasonably expected to lead to, a Superior Proposal (as defined in the Merger Agreement), and which Company Takeover Proposal was not solicited after the date of the Merger Agreement and was made after the date of the Merger Agreement, the Company may, if a majority of the Company Board determines (after consultation with outside counsel) that failure to take such actions would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable law, and subject to compliance with Section 6.5(a) and Section 6.5(c) of the Merger Agreement (x) furnish information with respect to the Company to the Person making such Company Takeover Proposal, and (y) participate in discussions or negotiations regarding such Company Takeover Proposal.

    In addition, the Company Board considered the fact that the Company Board could terminate the Merger Agreement to accept a Superior Proposal, subject to payment of a termination fee, prior to the closing of the Offer.

  •
  Termination Fee.  The Company Board considered the termination fee of $2.5 million that could become payable pursuant to the Merger Agreement under certain circumstances, including termination of the Merger Agreement to accept a Superior Proposal (and if such Superior Proposal was from Endo, the termination fee of $5 million) and concluded that it was reasonable in light of, among other things, the benefits of the Offer and the Merger to the Company stockholders.

  •
  Restrictions on Business Combinations.  The Company Board considered the restrictions on the Company's ability to solicit or participate in discussions or negotiations regarding alternative business combination transactions, subject to specified exceptions. The Company Board understood that, while potentially having the effect of discouraging third parties from proposing a competing business combination transaction, these provisions were conditions to Parent's willingness to enter into the Merger Agreement and were believed by the Company Board to be reasonable in light of, among other things, the benefits of the Offer and the Merger to the Company stockholders.

  •
  Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing.  The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions in the Merger Agreement to the obligations of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer, as well as the Company's ability to seek specific performance to prevent breaches or threatened breaches of the Merger Agreement, including to cause the Offer and Merger to be consummated if all of the conditions to Parent and Purchaser's obligations to effect the Offer closing have been satisfied or waived.

  •
  Extension of Offer Period.  The Company Board considered the fact that the Merger Agreement provides that Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer if the conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer.

  •
  Regulatory Approval and Third Party Consents.  The Company Board considered the regulatory approvals and third party consents that may be required to consummate the Offer and the Merger and the prospects for receiving any such approvals and consents, if necessary.

  •
  Pre-Closing Covenants.  The Company Board considered that, under the terms of the Merger Agreement, the Company has agreed that it will conduct its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not undertake various actions related to the conduct of its business without the prior written consent of the Parent. The Company Board further considered that these provisions may limit the Company's ability to pursue business opportunities that it would otherwise pursue.

  •
  Impact of Announcement on the Company.  The Company Board considered the effect of a public announcement of the transactions on the Company's operations, stock price and employees and its ability to attract and retain key management, scientific, research and sales personnel while the Offer and the Merger are pending and the potential adverse effects on the financial results of the Company as a result of that disruption.

  •
  Control of the Company Board after Consummation of Offer.  The Company Board considered that the provisions of the Merger Agreement provide, subject to certain conditions, Parent with the ability to obtain representation on the Company Board proportional to Parent's ownership of Shares at the closing of the Offer, subject to payment for such Shares.

  •
  Tax Treatment.  The Company Board considered that the Merger Consideration to be received by the holders of Shares in the Offer and the Merger might be taxable to such holders for U.S. federal income tax purposes.

  •
  Appraisal Rights.  The Company Board considered the availability of appraisal rights with respect to the Merger for Company stockholders who properly exercise their rights under the DGCL, which would give these stockholders the ability to seek and be paid a judicially determined appraisal of the "fair value" of their shares of Common Stock at the completion of the Merger.

        In making its recommendation, the Company Board was aware of and took into consideration the interests of certain Company executives officers, directors and their affiliates in the Offer and the Merger as a result of the agreements referred to in Item 3 of this Statement and their holding of Shares, warrants and equity awards as referenced in Item 3 of this Statement.

        The foregoing discussion of the information and factors considered by the Company Board is not exhaustive, but the Company believes it includes material factors considered by the Company Board in connection with its approval and recommendation of the Offer and the Merger. The Company Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Company Board viewed their position and recommendations as being based on the totality of the information presented to and considered by them. Individual members of the Company Board may have given different weight to different factors.

Company Forecasts

Stand-Alone Case

        For purposes of evaluating the prospect of remaining a stand-alone Company and launching ZECUITY independently in connection with the evaluation of the Offer, management of the Company prepared financial projections for NuPathe assuming ZECUITY was the only saleable product or source of revenue. As a result, development expenses for other product candidates, beyond the support of ZECUITY, were not contemplated. In addition to other assumptions and estimates made by the Company's management in support of this forecast, set forth below are the key assumptions and estimates:

  •
  Commercial launch of ZECUITY on April 1, 2014.

  •
  ZECUITY marketed by a sales force comprised of 60 Company sales representatives at launch, increasing to 95 sales representatives in late 2015.

  •
  ZECUITY reaches peak market share of 1.28% of total triptans units in 2019, five years after launch. Total triptan units assumed to be 131.7 million in 2014 and to grow at a rate of 0.61% per year based upon Company management's analysis of historical triptan unit data from IMS Health, Incorporated, a pharmaceutical market research firm (IMS), epidemiology data for migraine in the U.S. and U.S. census data.

  •
  With respect to ZECUITY net sales, the Company assumed an initial gross selling price (also known as WAC, or wholesale acquisition cost) of $150 per unit with annual price increases of 5% until reaching peak market share in 2019, and 3% thereafter. Deductions for chargebacks, rebates, returns and other applicable discounts that are usual and customary in the pharmaceutical industry, in each case, based on the Company's best estimates, ranging in the aggregate from 26.4% of gross sales in 2014 to 21.7% of gross sales upon reaching peak market share in 2018 and remaining constant thereafter were applied to arrive at net sales (such deductions are hereinafter referred to as the "Company gross-to-net deductions").

  •
  Operating expenses are comprised primarily of sales and marketing expenditures that contemplate the costs to build a commercial infrastructure to launch a new pharmaceutical product and support the forecasted net sales of ZECUITY, the competitive nature of the migraine market, and the unique product attributes and market positioning for ZECUITY. Operating expenses also include research and development expenses to support ZECUITY and general and administrative expenses at levels that are consistent with industry ranges to support ZECUITY net sales.

        The following projections of the Company's future financial performance were provided to MTS for its review and analysis in connection with its financial analyses and opinion, and used by the Company Board in connection with its review of strategic alternatives. These projections do not reflect alternative business scenarios, either upside or downside, for ZECUITY, and are not probability adjusted.

Company Stand-Alone Forecast
(non-probability adjusted)

($ millions)	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
ZECUITY Net Sales	$7	$30	$89	$168	$230	$254	$263	$273	$282	$293	$303	$314	$326	$338	$350	$119
Gross Profit	$5	$24	$72	$139	$190	$210	$218	$226	$234	$242	$251	$260	$270	$279	$290	$98
Total Operating Expenses	$(57)	$(59)	$(71)	$(80)	$(86)	$(91)	$(90)	$(93)	$(73)	$(73)	$(73)	$(74)	$(75)	$(76)	$(77)	$(23)
Net Income (Loss)	$(53)	$(35)	$1	$57	$87	$76	$81	$84	$101	$107	$112	$117	$123	$128	$134	$47
Unlevered Cash Flow(1)	$(52)	$(38)	$1	$56	$88	$79	$84	$87	$103	$108	$113	$119	$124	$130	$135	$61

(1)
Unlevered Cash Flow is a non-GAAP financial measure defined as Net Income, plus Depreciation and Amortization, plus Stock-Based Compensation, plus Interest Expense, minus Capital Expenditures, and adjusting for changes in net working capital. Unlevered Cash Flow was calculated by MTS, the Company's financial advisor, based upon the Company stand-alone forecast that was provided to MTS by the Company. Although Unlevered Cash Flow is not a financial measure regularly utilized by the Company's management in its evaluation of the Company's performance, such financial measure was utilized by MTS and the Company in connection with the analysis of the merger consideration as discussed in greater detail below under "Opinion of the Company's Financial Advisor—Discounted Cash Flow Analysis"). Set forth below is a reconciliation of Unlevered Cash Flow (non-GAAP) to Net Income (GAAP), the closest comparable GAAP measure:

($ millions)	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Net Income (Loss)	$(53)	$(35)	$1	$57	$87	$76	$81	$84	$101	$107	$112	$117	$123	$128	$134	$47
Plus: Depreciation & Amortization	$2	$2	$1	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Plus: Stock-Based Compensation	$4	$4	$4	$4	$4	$4	$4	$4	$2	$2	$2	$2	$2	$2	$2	$1
Plus: Interest Expense	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Minus: Capital Expenditures	$(1)	$(1)	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Change in Net Working Capital	$(4)	$(8)	$(5)	$(5)	$(3)	$(1)	$(1)	$(1)	$(1)	$(1)	$(1)	$(1)	$(1)	$(1)	$(1)	$13

Unlevered Cash Flow	$(52)	$(38)	$1	$56	$88	$79	$84	$87	$103	$108	$113	$119	$124	$130	$135	$61

        These projections reflect Company management's target forecast (management's goal) and are not probability-adjusted. As such, Company management instructed MTS to include a downside and an upside forecast range in their discounted cash flow analysis to account for uncertainties in market dynamics and market acceptance of ZECUITY, as well as other factors that could impact forecasted units sold. Management provided a downside range of 60% of target forecasted units sold and an upside range of 120% of target forecasted units sold, which management believes is an appropriate range based upon the risks and opportunities faced by the Company launching a new product like ZECUITY.

        Company management's estimates of the total capital requirements to sustain the Company through its cash-flow breakeven point and to a cash-flow positive position vary in the Company stand-alone forecast based upon the ranges of forecasted units sold (60% to 120% of target forecasted units sold) versus the target forecast (100%). For the purposes of MTS's discounted cash flow analysis and forward multiple analysis, Company management provided MTS with certain assumptions with respect to the expected financing terms to meet the Company's forecasted capital requirements. After consulting with its financial advisors and considering the efforts undertaken by the Company from May 2013 to October 2013 to obtain debt and equity financing as described in more detail above in "Background of the Offer and Merger," the Company directed MTS to assume that the capital was acquired in two tranches. The first tranche assumed a $60 million raise in January 2014 through the sale of Company common stock at $1.00 per share with 50% warrant coverage. The timing and terms of this first tranche was the same across the range of forecasted units sold (60% to 120% of target forecasted units sold) due to the significant upfront costs to support launch. The amount of capital required in the second tranche varied from $80 million (at 60% of target forecasted units sold) to $45 million (at 120% of target forecasted units sold), with $55 million required at target forecast (100%). The cash required in the second tranche varied due to the range of gross profits that resulted from the range of forecasted units sold. It was assumed that the second tranche would be completed in August 2014 through the sale of Company common stock at $1.25 per share with no warrant coverage.

        In addition to the foregoing stand-alone forecast that was provided to MTS, the Company provided a stand-alone forecast to all potential bidders, including, without limitation, Parent, in the Company's virtual data room and to which bidders, including, without limitation, Parent, were given access as part of their respective due diligence exercises. The offer documents filed by Parent include the stand-alone forecast from the Company's virtual data room (the "VDR Stand-Alone Forecast"). The VDR Stand-Alone Forecast is set forth below:

VDR Stand-Alone Forecast
(non-probability adjusted)

($ millions)	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029
Net ZECUITY® Revenue	$12	$39	$109	$186	$240	$256	$265	$275	$285	$295	$306	$317	$328	$340	$352	$121
Gross Profit	$8	$31	$89	$153	$199	$212	$220	$228	$236	$244	$253	$263	$272	$282	$292	$101
Total Operating Expenses	$(60)	$(57)	$(69)	$(79)	$(83)	$(84)	$(86)	$(89)	$(74)	$(74)	$(74)	$(75)	$(76)	$(76)	$(78	$(24
EBIT	$(51)	$(26)	$20	$74	$115	$128	$133	$138	$162	$170	$179	$188	$197	$205	$215	$77
Net Income (Loss)	$(52)	$(26)	$20	$74	$73	$81	$84	$87	$102	$107	$113	$118	$123	$129	$135	$48

        The VDR Stand-Alone Forecast was not submitted to MTS for its review in connection with its financial analyses of the transaction, nor was it relied upon by the Company Board in connection with its consideration and review of the Offer and the Merger.

        As part of the process of submitting a Company stand-alone forecast to MTS for its review and analysis in connection with its financial analyses, Company management reviewed the VDR Stand-Alone Forecast and updated it. Such updated forecast is the "Company Stand-Alone Forecast" that appears above. The primary difference between the VDR Stand-Alone Forecast and the Company Stand-Alone Forecast is the assumption around the timing of the product launch of ZECUITY. The VDR Stand-Alone Forecast contemplated a January 1, 2014 launch of ZECUITY while the Company Stand-Alone Forecast contemplated an updated launch timing assumption of April 1, 2014. As a result of such change to launch timing, revenues and expenses were pushed out by a quarter. The only other difference between the VDR Stand-Alone Forecast and the Company Stand-Alone Forecast was the correction of a minor error in the VDR Stand-Alone Forecast that was detected in the amounts of Total Operating Expenses between 2015 and 2021 in the VDR Stand-Alone Forecast.

Parent Forecast

        For purposes of evaluating the net present value of the proposed contingent cash consideration payments in connection with the evaluation of the Offer, management of the Company also prepared financial projections of ZECUITY Net Sales (as such term is defined in the Contingent Cash Consideration Agreement) assuming ZECUITY is owned by and commercially launched by Parent. In addition to other assumptions and estimates made in support of this forecast, set forth below are the key assumptions and estimates:

  •
  Commercial launch of ZECUITY on April 1, 2014.

  •
  ZECUITY marketed by a sales force comprised of 160 full-time equivalent Parent sales representatives.

  •
  ZECUITY reaches peak market share of 1.58% of total triptan units in 2018, four years after launch. Total triptan units assumed to be 131.7 million in 2014 and to grow at a rate of 0.61% per year based upon Company management's analysis of historical triptan unit data from IMS, epidemiology data for migraine in the U.S. and U.S. census data. The sooner and higher assumed achievement of peak market share in the Parent ZECUITY Net Sales Forecast vs. the Company Stand-Alone Forecast are attributable to Parent's established commercial infrastructure and breadth of capabilities (including the 160 FTE equivalent Parent sales representatives expected to market ZECUITY vs. the 60 Company sales representatives at launch increasing to 95 in late 2015) and financial resources.

  •
  With respect to ZECUITY net sales, the Company assumed an initial gross selling price (also known as WAC, or wholesale acquisition cost) of $150 per unit of ZECUITY with annual price increases of 5% until reaching peak market share in 2018 and 3% thereafter. Deductions for chargebacks, rebates, returns and other applicable discounts that are usual and customary in the pharmaceutical industry, and expenses for distribution service agreements, in each case based on the Company's best estimates and feedback received by the Company during discussions with Parent, ranging in the aggregate from 31.4% in 2014 to 26.7% upon reaching peak market share in 2018 and thereafter, were applied to gross sales to arrive at net sales (such deductions are hereinafter referred to as the "Parent gross-to-net deductions"). As noted above, expenses for distribution service agreements were included in the Parent gross-to-net deductions to arrive at ZECUITY net sales as defined under the Contingent Cash Consideration Agreement and as permitted under GAAP. However, in the Company Stand-Alone Forecast, such distribution service agreement expenses are included in Total Operating Expenses rather than in the Company gross-to-net deductions, also as permitted under GAAP. For comparison purposes, if such distribution service agreement expenses were also excluded from the Parent gross-to-net deductions, the assumed Parent gross-to-net deductions would be the same as the assumed Company gross-net-deductions in the Company Stand-Alone Forecast—which range from 26.4% in 2014 to 21.7% upon reaching peak market share (assumed to occur in 2018 for Parent and 2019 for the Company) and remaining constant thereafter.

        The following projections of ZECUITY Net Sales by Parent were provided to MTS for its review and analysis in connection with its financial analyses and opinion, and used by the Company Board in connection with its review of strategic alternatives. The projections provided the basis upon which MTS assumed payments of contingent cash consideration payments would occur for its review and analysis in connection with its financial analyses and opinion, and used by the Company Board in connection with its review of strategic alternatives. These projections do not reflect alternative business scenarios, either upside or downside, for ZECUITY, and are not probability adjusted. The inclusion of these financial projections should not be regarded as an indication that the milestones for payments under the Contingent Cash Consideration Agreement will be achieved or that the Company or MTS believes that this information is a reliable prediction of future events, and this information should not be relied upon as such.

Parent ZECUITY Net Sales Forecast
(non-probability adjusted)

($ millions)	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
ZECUITY Net Sales	$13	$57	$143	$241	$277	$287	$297	$308	$319	$331

Important Information About the Company Financial Forecasts

        The Company's management believes that the Company financial forecasts for the stand-alone case and Parent described above (the "Company financial forecasts") were prepared in good faith and on a reasonable basis based on the best information available to the Company's management at the time of their preparation. The Company financial forecasts, however, are not fact and should not be relied upon as necessarily indicative of actual future results, and actual results may differ materially from those contained in the Company financial forecasts. The Company financial forecasts include assumptions as to certain business decisions that are subject to change, as well as assumptions related to industry performance and general economic conditions, each of which assumptions are inherently subjective and beyond the control of the Company, including but not limited to potential market size for ZECUITY in its current indications and in new indications in the United States and in other markets and market share achieved by ZECUITY in each indication.

        The future cash flows for the Company reflected in the Company forecasts for the stand-alone case are entirely focused around the ZECUITY product opportunity. As both of the Company's other product candidates are in the pre-clinical stage, and are not currently in active development (with no R&D spending allocated to them in future), no value was ascribed to these projects. No terminal value was applied to the ZECUITY product opportunity, as the entire forecast until expiration of the last patent covering ZECUITY listed in the FDA's Orange Book (in April 2029) was utilized in the valuation and, given the far-off timing of patent expiry, along with no budget allocation to future product R&D or life-cycle maintenance, Company management indicated to MTS that it views the present value of operating cash flows as non-meaningful after this point.

        Important factors that may affect actual results and result in projections of future net sales contained in the Company financial forecasts not being achieved include, but are not limited to:

  •
  the accuracy of the assumptions mentioned and summarized in the preceding paragraphs;

  •
  acceptance of ZECUITY by doctors prior to the time results from the Company's post-approval studies are available or other long term data regarding efficacy and safety exists;

  •
  reimbursement and coverage policies of government and private payers such as Medicare, Medicaid, insurance companies, health maintenance organizations and other plan administrators;

  •
  adoption of ZECUITY by patients as an alternative to their current therapeutic regimes;

  •
  the ability of the Company to validate the commercial manufacturing process it contemplates for ZECUITY;

  •
  success in negotiating and completing collaborative agreements and arrangements with third parties and in receiving milestone and royalty payments under those agreements;

  •
  reliance on third parties for the successful development and commercialization of products;

  •
  enforceability and the costs of enforcement of the Company's patents;

  •
  potential infringements of patents of third parties by the Company and its products;

  •
  the effect on the Company's business of competitive products or alternative technologies;

  •
  the Company's need for additional funds to finance development and commercialization efforts;

  •
  the potential costs of patent, products liability or other litigation;

  •
  future equity compensation expenses;

  •
  international economic, political and other risks that could negatively affect the Company's results of operations or financial position;

  •
  changes in accounting rules;

  •
  the costs of negotiating and consummating the Offer and the Merger; and

  •
  the other factors set forth from time to time in the Company's SEC filings including the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and described under the sections entitled "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" therein.

The assumptions and estimates underlying the Company financial forecasts, all of which are difficult to predict and many of which are beyond the control of Company, may not be realized. There can be no assurance that the underlying assumptions will prove to be accurate or that the forecasted results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the Company financial forecasts, whether or not the Offer or the Merger is completed.

        In addition to the assumptions described in the preceding paragraph, the non-probability adjusted forecast for ZECUITY sales in the "Parent Forecast" assumed a 100% probability that Parent would market ZECUITY in accordance with the assumptions upon which the forecast was based. Parent may not market ZECUITY in a manner that is consistent with the assumptions underlying management's forecast. In particular, Parent may decide:

  •
  to deploy funds and other resources differently than that which was assumed by management;

  •
  that clinical or pre-clinical products in its portfolio should take priority over Parent's plans for ZECUITY;

  •
  to acquire another product/products that take priority over Parent's plans for ZECUITY;

  •
  that any serious adverse events that may be reported by patients purchasing commercial product change the value proposition of ZECUITY; or

  •
  that the commercial manufacture of the product is too costly.

        Additionally, the Parent could undergo a change of control and be acquired by a third party with a different view of the commercial opportunity for ZECUITY and suspend or significantly reduce or alter the marketing efforts for ZECUITY that Parent had undertaken prior to such acquisition.

        The Company financial forecasts were not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or GAAP. The Company financial forecasts are forward-looking statements.

        All of the Company financial forecasts summarized in this section were prepared by and are the responsibility of the management of the Company. Neither KPMG LLP, the Company's independent registered public accounting firm, nor any other independent registered public accounting firm provided any assistance in preparing the Company financial forecasts and has not examined, compiled or otherwise performed any procedures with respect to the Company financial forecasts and, accordingly, neither KPMG LLP nor any other independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and they assume no responsibility for the prospective financial information. The KPMG LLP reports included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 relate solely to the historical financial information of the Company. Such reports do not extend to the Company financial forecasts and should not be read to do so.

        In the past, the Company has prepared and provided public guidance as to its projected annual operating costs and expenses with respect to the then current fiscal year in its press release announcing its financial results for the immediately preceding fourth quarter and for the fiscal year then ended, and has publicly updated that guidance from time to time. The Company financial forecasts were prepared on a different basis and at a different time than the Company's public guidance of its annual operating costs and expenses, and do not, and were not intended to, correspond to the public guidance as to the Company's annual financial performance and do not, and were not intended to, update or revise the public guidance as to the Company's annual financial performance.

        The information set forth below is included solely to give the Company's stockholders access to the financial projections that were made available to MTS and is not included in this Statement in order to influence any stockholder of the Company to make any investment decision with respect to the Offer or Merger or any other purpose, including whether or not to seek appraisal rights with respect to the Shares.

        By including the Company financial forecasts in this Statement, neither the Company nor any of its representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the Company financial forecasts. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning the Company financial forecasts. The Company financial forecasts summarized in this section were prepared during the periods described above and have not been updated to reflect any changes since the date of the Merger Agreement. The Company undertakes no obligation, except as required by law, to update or otherwise revise the Company financial forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

Opinion of the Company's Financial Advisor

        The Company retained MTS Health Partners, L.P. as its financial advisor in connection with the transaction. On January 17, 2014, MTS Securities, LLC, an affiliate of MTS Health Partners, L.P. (collectively, "MTS"), rendered its oral opinion to the Company Board (as subsequently confirmed in writing on January 17, 2014), that, as of the date of the written opinion and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such written opinion and described below, the per share merger consideration to be paid to the holders of the Company's common stock (other than Parent, Purchaser and their respective affiliates) pursuant to the transaction was fair, from a financial point of view, to such holders.

        The full text of the written opinion of MTS, which we refer to as the MTS opinion, sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by MTS in connection with the opinion. The MTS opinion is attached as Annex A to this Statement and is incorporated herein by reference. The summary of the MTS opinion set forth in this Statement is qualified in its entirety by reference to the full text of the opinion. We urge you to carefully read the MTS opinion, together with the summary thereof in this Statement, in its entirety.

        MTS provided its opinion for the information and assistance of the Company Board in connection with its consideration of the transaction. The MTS opinion addressed solely the fairness, from a financial point of view, of the per share merger consideration to be paid to the holders of the Company's common stock (other than Parent, Purchaser and their respective affiliates) pursuant to the transaction and does not address any other aspect or implication of the transaction. The MTS opinion is not a recommendation to the Company Board or any stockholder of the Company as to how to vote on or take any other action in connection with the transaction, including, without limitation, whether any stockholder should tender his, her or its shares in connection with the Offer.

        In the course of performing its review and analyses for rendering the opinion described above, MTS:

  •
  reviewed the financial terms of a draft copy of the Merger Agreement as of January 17, 2014, which was the most recent draft available to MTS;

  •
  reviewed a draft copy of the Contingent Cash Consideration Agreement as of January 17, 2014, which was the most recent draft available to MTS;

  •
  reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

  •
  reviewed certain publicly available financial analyses and forecasts relating to the Company prepared by equity analysts who report on the Company;

  •
  reviewed certain internal financial analyses and forecasts prepared by and provided to MTS by the management of the Company relating to its business, the Company Stand-Alone Forecast, as defined on page 33 of this Statement;

  •
  discussed with the Company's management the Company's projected payment dates of the contingent cash consideration payments (the "projected contingent cash consideration payment dates");

  •
  conducted discussions with members of senior management and representatives of the Company concerning the matters described in the four immediately preceding bullets, the other strategic alternatives considered or pursued by the Company since 2009, the likelihood of the Company being able to enter into partnership arrangements or obtain financing to the extent necessary to finance the Company's strategic plan, and certain other matters that MTS believed necessary or appropriate to its inquiry;

  •
  compared the financial and operating performance of the Company with publicly available information concerning other publicly traded companies and reviewed the current and historical market prices of the Company's common stock and certain publicly traded securities of such other companies, in each case, that MTS deemed relevant;

  •
  reviewed and analyzed the proposed financial terms of the transaction as compared to the financial terms of certain selected business combinations and the consideration paid in such transactions that MTS deemed relevant;

  •
  reviewed and analyzed, based on the Company Stand-Alone Forecast, the cash flows expected to be generated by the Company to determine the present value of the Company's discounted cash flows; and

  •
  performed such other financial studies, analyses and investigations and considered such other information as MTS deemed appropriate.

In arriving at its opinion, MTS assumed and relied upon, without assuming liability or responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information that was publicly available or was provided to, discussed with or reviewed by MTS. MTS and its personnel are not legal, regulatory, tax or financial reporting experts and relied, with the consent of the Company Board, on the assessments made by advisors to the Company with respect to such issues. MTS did not conduct any independent verification of the Company Stand-Alone Forecast or the projected contingent cash consideration payment dates. Without limiting the generality of the foregoing, with respect to the Company Stand-Alone Forecast and the projected contingent cash consideration payment dates, MTS assumed, with the consent of the Company Board, and based upon discussions with the Company's management, that they were reasonably prepared in good faith, that the Company Stand-Alone Forecast was the best currently available estimate and judgment of the management of the Company (on a non-probability adjusted basis) of the future results of operations and financial performance of the Company and that the projected contingent cash consideration payment dates were the best currently available estimates and judgments of the management of the Company (on a non-probably adjusted basis) of the timing of payment of the contingent cash consideration payments. MTS expressed no view as to the Company Stand-Alone Forecast or the projected contingent cash consideration payment dates or the assumptions on which they were based.

        In arriving at its opinion, MTS did not make any analysis of, and expressed no opinion as to, the adequacy of the reserves of the Company and relied upon information supplied to MTS by the Company as to such adequacy. In addition, MTS did not make any independent evaluations or appraisals of the assets or liabilities (including any contingent derivatives or off-balance-sheet assets or liabilities) of the Company or Parent or any of their respective subsidiaries, and was not furnished with any such evaluations or appraisals, nor did MTS evaluate the solvency of the Company, Parent or any other entity under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by MTS in connection with its opinion were going concern analyses. MTS expressed no opinion regarding the liquidation value of the Company or any other entity. MTS assumed that there was no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent relevant financial statements made available to MTS. Without limiting the generality of the foregoing, MTS undertook no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, MTS made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters in rendering its opinion. MTS also assumed that neither the Company nor Parent is party to any material pending transaction that was not disclosed to MTS, including without limitation, any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the transaction.

        MTS assumed that the representations and warranties of each party contained in the Merger Agreement and the Contingent Cash Consideration Agreement and in all other related documents and instruments that are referred to therein are and will be true and correct as of the date or the dates made or deemed made, that each party will fully and timely perform all of the covenants and agreements required to be performed by it under the Merger Agreement and the Contingent Cash Consideration Agreement, that the Offer and the Merger will be consummated pursuant to the terms of the Merger Agreement without amendments thereto, and that all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof. MTS assumed that the final forms of the Merger Agreement and the Contingent Cash Consideration Agreement were in all material respects identical to the draft copies of the Merger Agreement and Contingent Cash Consideration Agreement reviewed by MTS prior to the delivery of the MTS opinion. MTS also assumed that any governmental, regulatory and other consents and approvals contemplated in connection with the transaction will be obtained and that, in the course of obtaining any of those consents, no restrictions will be imposed or waivers made that would have an adverse effect on the Company or the contemplated benefits of the transaction.

        The MTS opinion was necessarily based on economic, market, financial and other conditions existing, and on the information made available to MTS, as of the date of its opinion and, although subsequent developments may affect the conclusions reached in its opinion, MTS assumed no obligation to update, revise or reaffirm its opinion. MTS did not consider any potential legislative or regulatory changes currently being considered by the United States Congress, the SEC, or any other governmental or regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board. The MTS opinion addresses solely the fairness, from a financial point of view, to the holders of the Company common stock (other than Parent, Purchaser and their respective affiliates) of the per share merger consideration set forth in the Merger Agreement and does not address any other terms in the Merger Agreement or any other agreement relating to the transaction or any other aspect or implication of the transaction, including without limitation, the form or structure of the transaction. The MTS opinion does not address the Company's underlying business decision to proceed with the transaction or the relative merits of the transaction compared to other alternatives available to the Company. The MTS opinion does not in any manner address the amount or nature of compensation to any of the officers, directors or employees of any party to the transaction, or any class of such persons, relative to the compensation to be paid to the public stockholders of the Company in connection with the transaction or with respect to the fairness of any such compensation.

        In accordance with customary investment banking practice, MTS employed generally accepted valuation methods in reaching its opinion. The MTS opinion was reviewed and approved by a fairness committee of MTS Securities.

Summary of Financial Analysis

        MTS performed a variety of financial and comparable analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not susceptible to partial analysis or summary description. In arriving at its opinion, MTS considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions MTS reached are based on all the analyses and factors presented, taken as a whole, and also on application of MTS's own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. MTS therefore gave no opinion as to the value or merit standing alone of any one or more parts of the analyses. Furthermore, MTS believes that the summary provided and the analyses described below must be considered as a whole and that selecting any portion of the analyses, without considering all of them, would create an incomplete view of the process underlying MTS's analysis and opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described below should not be taken to be the view of MTS with respect to the actual value of the Company or its capital stock.

        In performing its analyses, MTS made numerous assumptions with respect to industry performance, general business, regulatory and economic conditions and other matters, all of which are beyond MTS's control and many of which are beyond the control of the Company. Any estimates used by MTS in its analysis are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Analysis of Merger Consideration

        MTS conducted an analysis of the per share merger consideration to be paid to the holders of the Company's common stock in the Merger. Such consideration is equal, on a per share basis, to $3.65 upfront in cash plus two contingent cash consideration payments, or CCCPs, the first of which could result in an additional one-time payment of $2.15 in cash and the second of which could result in a further one-time payment of $1.00 in cash, if certain conditions are satisfied. Such conditions, which relate to the achievement of certain levels of net sales (as defined in the Contingent Cash Consideration Agreement) of ZECUITY during any four consecutive calendar quarters on or prior to the sixtieth day following the ninth anniversary of the date of the first commercial sale of ZECUITY, are described more fully in the section entitled "Identity and Background of Filing Person—Tender Offer" beginning on page 1 of this Statement. For analytical purposes, Company management provided MTS with its best estimates (on a non-probability adjusted basis) of the dates that Company management expects the CCCP holders will receive the CCCP payments, and approved MTS's use of such projected CCCP payment dates in its analyses. Specifically, Company management projects (on a non-probability adjusted basis) the $2.15 CCCP payment will be received on March 31, 2017 and the $1.00 CCCP payment will be received on September 30, 2021. For analytical purposes, MTS assumed that actual payment of each CCCP payment would be received by holders of the Company's common stock within one year of Company management's projected payment date for each CCCP payment, respectively. MTS also assumed a discount rate range of 11.0% to 13.0% based upon MTS's analysis of the cost of capital for well-capitalized small- and mid-cap companies with approved or recently launched products, which in MTS's judgment reflects the appropriate discount rate for a soon-to-be-launched product by a mid- to large-cap company such as Parent, and MTS's experience and professional judgment.

        Based on these assumptions (on a non-probability adjusted basis), MTS calculated a range of present values for the first CCCP of approximately $1.24 to $1.68 and for the second CCCP of approximately $0.32 to $0.48 as of December 31, 2013 and a present value of the aggregate per share merger consideration of approximately $5.21 to $5.81. MTS considered the $3.65 per share upfront cash payment and the $3.15 per share contingent cash consideration payment, as well as such present values, in connection with its analysis of the merger consideration.

Historical Stock Price Analysis

        MTS reviewed the historical trading prices for shares of the Company's common stock on certain dates and the volume weighted average trading prices for certain periods, in order to put the current stock price in perspective with historical averages. MTS noted that the closing stock price of the Company's common stock on January 16, 2014 was $4.35 per share, and that the closing stock price of the Company's common stock on December 13, 2013, the last trading day prior to the announcement of the Endo Merger Agreement, was $2.30 per share. The following table presents the results of this historical share price analysis as of January 16, 2014:

VWAP Over Time	Last 5 Days	Last 3 Months	Last 1 Year	Since '12 PIPE	Last 2 Years	Since IPO
Max Price	$4.40	$4.49	$4.49	$4.49	$5.10	$10.22
Volume Weighted Average (VWAP)	4.32	3.13	3.26	3.25	3.29	3.68
Min Price	4.20	1.57	1.57	1.57	1.57	1.52

Valuation Analysis

        MTS analyzed the valuation of the Company using four different methodologies:

  •
  discounted cash flow analyses;

  •
  forward discounted multiple analyses;

  •
  comparable companies analysis; and

  •
  comparable acquisitions analysis.

        The results of each of these analyses are summarized below.

        Discounted Cash Flow Analysis:    MTS conducted a discounted cash flow analysis using the Company Stand-Alone Forecast for the purpose of determining an implied per share price of the Company's common stock.

        MTS utilized the unlevered free cash flows that Company management expects the Company will generate during the period beginning on January 1, 2014 and ending on April 30, 2029, which incorporated the cash tax savings from both the existing net operating losses and net operating losses that Company management estimates will be generated in the future (collectively referred to as the NOLs) that Company management expects the Company will utilize during such period. The unlevered free cash flows incorporating the NOLs were then discounted to present values using a range of discount rates from 14.0% to 16.0%. This discount rate range was based upon MTS's analysis of public central nervous system ("CNS") companies with specialty pharmaceutical/single-product focus with close-to or recently launched products, which in MTS's judgment reflects the appropriate discount rate for a soon-to-be launched product by a micro-cap company (such as the Company) without a commercial partner, and MTS's experience and professional judgment. The present value of the unlevered free cash flows was then adjusted for the Company's net debt position of $3.3 million as of December 31, 2013 (as provided by Company management) and an implied per share price of the Company's common stock was calculated based on the Company's current capitalization (as provided by Company management) plus new shares assumed to be issued in the Company Stand-Alone Forecast.

        This analysis indicated an implied per share price range for the Company's common stock, rounded to the nearest $0.25 per share, of $0.25 to $2.50.

        Forward Discounted Multiple Analysis.    MTS conducted a two-year-forward enterprise value-to-revenue multiple analysis and a three-year-forward price-to-earnings multiple analysis using the Company Stand-Alone Forecast.

        MTS reviewed and compared certain financial information for the following comparable companies (representing specialty pharmaceutical companies with one to three products that have been on the market for at least three to four years, similar to where Company management projects the Company to be in 2019):

  Established Specialty Pharmaceutical Trading Comparables with up to Several Marketed Products

  AMAG Pharmaceuticals, Inc.
  Avanir Pharmaceuticals, Inc.
  Cadence Pharmaceuticals Inc.
  DepoMed Inc.

        Although none of the selected companies is directly comparable to the Company, MTS included these companies in its analysis because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations and products of the Company, should the Company successfully commercialize ZECUITY.

        MTS utilized a two-year-forward enterprise value-to-revenue multiple based on the comparable companies indicated above in conjunction with Company management's estimated ZECUITY revenues for 2019 to calculate an implied enterprise value as of December 31, 2017. The high, mean, median and low two-year (2015E) forward revenue multiples for this group of companies were 4.5x, 3.5x, 3.5x and 2.4x, respectively. In its analysis, MTS determined that an indicative range of forward revenue multiples based on the universe of public commercial stage companies was 2.5x—3.5x. The slightly lower-than-average range was chosen by MTS due to the fact that operating margins for the Company, which employs a drug and device, are predicted to be lower than for its pure drug-based comparables, and hence the applicable multiples would be on the lower side of the range.

        MTS applied the range of two-year-forward revenue multiples of 2.5x—3.5x to Company management's estimated ZECUITY net sales for 2019 to calculate an implied enterprise value as of December 31, 2017. This enterprise value was adjusted for projected net cash, as of December 31, 2017, to obtain market capitalization, and discounted from December 31, 2017 to December 31, 2013 by applying a range of discount rates from 14.0%-16.0%. This discount rate range was based upon MTS's analysis of public CNS companies with specialty pharmaceutical/single-product focus with close-to or recently launched products, which in MTS's judgment reflects the appropriate discount rate for a soon-to-be launched product by a micro-cap company (such as the Company) without a commercial partner, and MTS's experience and professional judgment. The present value of the unlevered free cash flows was then adjusted for the Company's net debt position of $3.3 million as of December 31, 2013 (as provided by Company management) and an implied per share price of the Company's common stock was calculated based on the Company's current capitalization (as provided by Company management) plus new shares assumed to be issued in the Company Stand-Alone Forecast.

        This analysis indicated an implied per share price range for Company common stock, rounded to the nearest $0.25 per share, of $1.25 to $4.25.

        MTS also utilized a three-year-forward price-to-earnings multiple based on the comparable companies indicated above in conjunction with Company management's projected Company net income in 2019 to calculate the Company's implied equity value as of December 31, 2016. The high, mean, median and low three-year (2016E) forward price-to-earnings multiples for this group of companies were 14.3x, 12.6x, 12.8x, 10.5x, respectively. In its analysis, MTS determined that an indicative range of forward price-to-earnings multiples for the universe of public commercial stage companies was 10.0x—14.0x. For price-to-earnings multiples, MTS looked to 2016 price-to-earnings (three-year-forward multiples), when more of this universe of companies is expected by MTS to be solidly profitable, as 2015 price-to-earnings multiples were not applicable to the comparables group as it is the first year that some of the companies reach profitability and hence did not reflect where Company management expects the Company to be in 2019.

        MTS applied this range of three-year-forward price-to-earnings multiples of 10.0x—14.0x to Company management's projected Company net income in 2019 to calculate the implied equity value of the Company as of December 31, 2016 and then calculated the net present equity value of the Company by applying a range of discount rates from 14.0%-16.0%. This discount rate range was based upon MTS's analysis of public CNS companies with specialty pharmaceutical/single-product focus with close-to or recently launched products, which in MTS's judgment reflects the appropriate discount rate for a soon-to-be launched product by a micro-cap company (such as the Company) without a commercial partner, and MTS's experience and professional judgment. The present value of the unlevered free cash flows was then adjusted for the Company's net debt position of $3.3 million as of December 31, 2013 (as provided by Company management) and an implied per share price of Company common stock was calculated based on the Company's current capitalization (as provided by Company management) plus new shares assumed to be issued in the Company Stand-Alone Forecast.

        This analysis indicated an implied per share price range for Company common stock, rounded to the nearest $0.25 per share, of $1.75 to $6.00.

        Comparable Companies Analysis.    MTS selected the following public CNS companies with specialty pharmaceutical/single-product focus with close-to or recently launched products:

  Close-To/Recently Launched CNS Companies with Specialty Pharmaceutical/Single-Product Focus
  Alexza Pharmaceuticals Inc.
  Corcept Therapeutics Incorporated
  DURECT Corporation
  Omeros Corporation
  Supernus Pharmaceuticals, Inc.
  Vanda Pharmaceuticals, Inc.
  Xenoport, Inc.
  Zogenix, Inc.

        Although none of the selected companies is directly comparable to the Company, MTS included these companies in its analysis because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations and products of the Company.

        The information that MTS reviewed included the equity values and enterprise values, as well as commercial status of lead products. The high, mean, median and low equity values for this group of companies were $618.3 million, $316.1 million, $307.8 million and $74.0 million, respectively. Excluding the top and bottom values in the range (Zogenix and Alexza, respectively) yielded an approximate range of enterprise values between $215 million to $425 million, as compared to the Company's enterprise value of $171.1 million based on the closing share price of the Company's common stock on January 16, 2014. Adjusting for the Company's net debt position of $3.3 million as of December 31, 2013 (as provided by Company management) derived an implied equity value based on the Company's current capitalization (as provided by Company management).

        This analysis indicated an implied per share price of Company common stock, rounded to the nearest $0.25 per share, of $5.25 to $9.75.

        Comparable Acquisitions Analysis.    MTS examined selected transactions with respect to companies that MTS judged to be relevant based on its experience and professional judgment. MTS reviewed and analyzed certain publicly available information for the following 17 business combinations in the life sciences industry (defined as business combinations involving biotechnology and pharmaceutical company targets with a specialty pharmaceutical focus and excluding target companies with over-the-counter or generic products) that were announced subsequent to January 1, 2008 and where the target company had a single or few branded products, near approval, in the specialty pharmaceutical space.

        The transactions selected by MTS were:

Date Announced	Target	Acquiror
12/04/2013	Rempex Pharmaceuticals, Inc.	The Medicines Company
08/30/2013	Acton Pharmaceuticals, Inc.	Meda AB
07/30/2013	Trius Therapeutics, Inc.	Cubist Pharmaceuticals Inc.
07/30/2013	Optimer Pharmaceuticals, Inc.	Cubist Pharmaceuticals Inc.
01/22/2013	MAP Pharmaceuticals, Inc.	Allergan Inc.
12/11/2012	Somaxon Pharmaceuticals, Inc.	Pernix Therapeutics Holdings, Inc.
10/22/2012	NextWave Pharmaceuticals, Inc.	Pfizer Inc.
09/24/2012	CNS Therapeutics, Inc.	Mallinckrodt, LLC
07/18/2011	Victory Pharma, Inc.	Shionogi Inc.
11/30/2010	Eurand N.V.	Axcan Holdings, Inc.
08/30/2010	Alaven Pharmaceutical LLC	Meda AB
08/09/2010	Penwest Pharmaceuticals Co.	Endo Health Solutions Inc.
04/12/2010	Javelin Pharmaceuticals, Inc.	Hospira Inc.
07/14/2009	Noven Pharmaceuticals, Inc.	Hisamitsu Pharmaceutical Co. Inc.
12/10/2008	Dow Pharmaceutical Sciences, Inc.	Valeant Pharmaceuticals International, Inc.
09/16/2008	CORIA Laboratories, Ltd.	Valeant Pharmaceuticals International, Inc.
02/27/2008	CollaGenex Pharmaceuticals, Inc.	Galderma Laboratories, L.P.

        These transactions were selected, among other reasons, because their participants, size and other factors, for purposes of MTS's analysis, may be considered similar to the Merger. Both upfront and contingent consideration were analyzed in this process. Excluding the largest (MAP Pharmaceuticals, Inc./Allergan Inc.) and smallest (Somaxon Pharmaceuticals, Inc./Pernix Therapeutics Holdings, Inc.) transactions of the comparison set, and applying its professional judgment, MTS determined that a comparable upfront range represented $100 million to $250 million of transaction values, and a total transaction value range represented $100 million to $350 million. This analysis indicated an implied per share price of the Company's common stock, rounded to the nearest $0.25 per share, of the Company of $2.75 to $6.00 for upfront per share consideration and $2.75 to $8.25 for total per share consideration.

  Miscellaneous

        Analysts' Price Targets.    For reference purposes only, and not as a component of its fairness analyses, MTS also reviewed with the Company Board certain price targets of certain equity research analysts that follow the Company and noted that the range of such price targets was $5.00 to $8.00, and compared that to the $3.65 upfront cash payment and the $3.15 per share contingent cash consideration payment, as well as the present value of the aggregate per share merger consideration of approximately $5.21 to $5.81. See "Analysis of Merger Consideration" beginning on page 40 of this Statement. MTS noted that the analysts' income statement projections differed significantly from Company managements' projections. The analysts' projections projected significantly higher near term net income relative to Company management's projections due to more aggressive revenue forecasts and lower required cash burn due to operating expenses, leading to significantly higher free cash flows used in the analysts' discounted cash flow models. The analysts' projections also did not sufficiently factor into account the dilution arising from the Company's financing needs until profitability.

        The opinion of MTS was one of the many factors taken into consideration by the Company Board in making its determination to approve the Merger. See "Reasons for the Recommendation" beginning on page 27 of this Statement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Company Board with respect to the Merger Consideration or of whether the Company Board would have been willing to agree to different consideration. The Merger

Consideration was determined through arm's-length negotiations between the Company and Parent and was approved by the Company Board. MTS provided advice to the Company during these negotiations. However, MTS did not recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the Merger.

        MTS has consented to the use of MTS's opinion in this Statement; however, MTS has not assumed any responsibility for the form or content of this Statement, other than MTS's opinion itself.

        MTS and its affiliates, as part of their investment banking services, are regularly engaged in performing financial analyses with respect to businesses (including those in the healthcare industry) and securities in connection with mergers and acquisitions, and for other purposes. As noted above, MTS acted as financial advisor to the Company Board in connection with the transaction and participated in certain of the negotiations leading to the Merger Agreement. The Company selected MTS because MTS is nationally recognized in the healthcare industry as having investment banking professionals with significant experience in healthcare investment banking and mergers and acquisitions transactions, including transactions similar to the Merger. Pursuant to an engagement letter agreement, dated as of June 26, 2009, among the Company and MTS (the "Engagement Letter"), the Company engaged MTS to act as its financial advisor in connection with identifying potential purchasers and evaluating mergers and acquisitions transactions. In addition, MTS agreed to provide an opinion as to the fairness, from a financial point of view, of the consideration to be paid or received in any such transaction. As permitted by the terms of the Engagement Letter and pursuant to MTS's internal policies, MTS Securities, LLC, rather than MTS Health Partners, L.P., delivered the fairness opinion due to the nature of the Merger Consideration. As compensation for MTS's financial advisory services, the Company paid two retainers of $50,000, a fee of $250,000 upon rendering an opinion in connection with the Company Board's consideration of the proposed transaction with Endo and a fee of $125,000 upon rendering its opinion in connection with the Company Board's consideration of the proposed transaction with Parent. The retainer fees were creditable against the opinion fees. Upon completion of a merger, Parent, as the successor in interest to the Company under the Engagement Letter, will pay an initial transaction success fee equal to 1.25% of the aggregate upfront value of the transaction. In the event that any contingent cash consideration payments are made, Parent, as the successor in interest to the Company under the Engagement Letter, will be required to pay MTS 1.25% of any contingent cash consideration payments until the aggregate value of the transaction reaches $300 million and 2.25% of any contingent cash consideration payments once the aggregate value of the transaction exceeds $300 million. In addition, the Company also agreed to reimburse MTS for its reasonable out-of-pocket expenses, including attorney's fees and expenses, and to indemnify MTS and its related parties against various liabilities in connection with MTS's engagement. In addition, in the two years prior to the date hereof, MTS has provided and may currently be providing certain investment banking and financial advisory services to certain affiliates of the Company or other companies in which certain affiliates of the Company were or became investors and has received customary fees in connection with such services, including acting as placement agent to the Company in connection with its 2012 PIPE financing. MTS may also provide investment banking or financial advisory services to the Company and/or affiliates or such other companies in the future and would expect to receive customary fees for the rendering of these services.

(c)
Intent to Tender

        To the knowledge of the Company after reasonable inquiry, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender all Shares over which he or she has sole dispositive power to Purchaser, other than Shares issuable upon exercise of options or restricted Shares, for an aggregate of 233,028 shares. The Company is not aware of the intent to tender or not tender the shares (or the shares underlying warrants) held by Quaker BioVentures II, L.P., BioAdvance Ventures, L.P. or Safeguard Delaware, Inc. as described in the table included in "Item 3—Arrangements with Current Executive Officers and Directors of the Company—Consideration for Shares Tendered Pursuant to the Offer", notwithstanding the positions certain of our directors hold with respect to such entities as described in the footnotes to such table.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used

        For a description of the terms of MTS's engagement as the Company's financial advisor, see the discussion under "Item 4(b)—Opinion of the Company's Financial Advisor" above.

        Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

Item 6.    Interest in Securities of the Subject Company

        No transactions in Shares have been effected during the past 60 days by the Company or, to the knowledge of the Company after reasonable inquiry, any current executive officer, director, affiliate or subsidiary of the Company.

Item 7.    Purposes of the Transaction and Plans or Proposals

        Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (a) a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as otherwise set forth in this Statement, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information

(a)
Section 203 of the Delaware Business Combination Statute

        As a Delaware corporation, the Company is subject to Section 203 of the DGCL that prevents certain "business combinations" with an "interested stockholder" (generally, any person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Company Board has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby from the provisions of Section 203 of the DGCL, and such action is effective as of the date of the Merger Agreement.

(b)
Appraisal Rights

        No appraisal rights are available in connection with the Offer. However, if Purchaser purchases Shares in the Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

        The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL. The full text of Section 262 of the DGCL is attached to this Statement as Annex B. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

        Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The "fair value" could be greater than, less than or the same as the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Statement constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

        Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

  •
  on or prior to the first business day occurring on or after the date on which Purchaser shall have accepted the Shares for payment in the Offer (which is expected to occur on February 21, 2014, assuming that Purchaser shall have accepted the Shares for payment immediately following the expiration of the Offer at midnight at the end of the day on February 20, 2014), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender their Shares in the Offer (and, in the event any vote or written consent of stockholders in connection with the Merger were to be sought, not vote in favor of, or consent to, the Merger); and

  •
  continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

        If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to all stockholders of the Company who delivered a written demand to the Company pursuant to the first bullet above within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

  Written Demand by the Record Holder

        All written demands for appraisal should be addressed to NuPathe Inc., 7 Great Valley Parkway, Suite 300, Malvern, Pennsylvania 19355 attention: Corporate Secretary. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder's name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

        A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

  Filing a Petition for Appraisal

        Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefore has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

        Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

        After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

  Determination of Fair Value

        After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

        In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion that does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price).

        Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any Holder of Shares whose name appears on the Verified List and who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder's certificates. The Court of Chancery's decree may be enforced as other decrees in such Court may be enforced.

        If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

        Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

        A stockholder will fail to perfect, or effectively lose, the stockholder's right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, a stockholder may withdraw his, her or its demand for appraisal and accept the Merger Consideration by delivering to the Surviving Corporation a written withdrawal of such stockholder's demand for appraisal and acceptance of the merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

        If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

        The foregoing summary of the rights of the Company's stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Statement, which stockholders should carefully review.

(c)
Stockholder Approval Not Required.

        Neither Parent nor Purchaser is, nor at any time for the past three years has been, an "interested stockholder" of the Company as defined in Section 203 of the DGCL. If the Offer is consummated, the Company does not anticipate seeking the approval of the Company's remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a successful tender offer for a public corporation, the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to approve a merger involving the target corporation under the DGCL and the target corporation's certificate of incorporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of the Company's stockholders, in accordance with Section 251(h) of the DGCL.

(d)
Regulatory Approvals

  General

        Other than as described in this Statement, the Company, Parent and Purchaser are not aware of any approval or other action by any governmental, administrative or regulatory agency or authority that would be required for the acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, the Company, Parent and Purchaser currently expect such approval or other action would be sought or taken.

  Antitrust Compliance

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules that have been promulgated thereunder (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material ("Premerger Notification and Report Forms") have been furnished to the FTC and Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied.

        If applicable, it is a condition to Purchaser's obligation to accept for payment and pay for the Shares tendered pursuant to the Offer that the waiting period (and any extension thereof) applicable to the purchase of Shares pursuant to the Offer under the HSR Act has expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a request for additional documentary material or information (a "Second Request"), the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminated the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the Acceptance Time could be extended by court order or with consent of the parties. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act so long as Purchaser acquires more that 50% of the outstanding Shares within one year after the HSR Act waiting period applicable to the Offer expires or terminates.

        The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's proposed acquisition of the Company. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of the Company or any of its respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

        The foregoing is qualified in its entirety by reference to the Offer to Purchase, filed herewith as Exhibit (a)(1) and is incorporated herein by reference in its entirety and the Merger Agreement, filed herewith as Exhibit (e)(1) and incorporated by reference in its entirety.

(e)
Litigation

        While there is no pending litigation that we are aware of challenging the Offer, the Merger or the other transactions contemplated thereby, the Company and the Company Board were named as defendants in multiple complaints seeking to enjoin the consummation of the Endo Merger, as described in the Schedule 14D-9 and the amendments thereto filed by the Company with the SEC in connection with the Endo Offer and Endo Merger, and these complaints could be amended to seek to enjoin the Offer and the Merger.

(f)
Golden Parachute Compensation

        This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for Armando Anido, Terri B. Sebree and Keith A. Goldan (each individually a "Named

Executive Officer" and collectively, "Named Executive Officers") that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our Named Executive Officers.

        The terms of the Merger Agreement provide for vesting of outstanding Company equity awards in connection with the transactions triggered as of the Effective Time. Immediately prior to the Effective Time, all outstanding options will vest and be converted into cash as described above in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Merger Agreement—Effect of Merger on Stock Options and Other Equity Awards." In addition, all other unvested equity awards (including restricted stock and restricted stock units) will become fully vested upon the Effective Time.

        Each of our Named Executive Officers is also entitled to certain severance payments and benefits pursuant to the Employment Agreements described above in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Potential Payments Upon a Termination of Employment."

        The amounts set forth in the table below assume the following:

  •
  the Effective Time occurs on February 21, 2014;

  •
  the Company's Named Executive Officers are terminated without "cause" or resign for "good reason" immediately following the Effective Time and provided 30 days advance notice of termination as required pursuant to their respective Employment Agreements; and

  •
  the $3.65 per share cash consideration payable under the Merger Agreement.

        The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Statement. As a result, the actual amounts, if any, to be received by a Named Executive Officer may differ materially from the amounts set forth below.

Executive Officer	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursements ($)	Other ($)	Total ($)
Armando Anido	$1,357,025	$2,293,671	$—	$42,513	$—	$—	$3,693,209
Chief Executive Officer
Terri B. Sebree	500,580	481,435	—	17,246	—	—	999,531
President
Keith A. Goldan	442,554	370,362	—	28,342	—	—	841,258
Senior Vice President and Chief Financial Officer

(1)
These amounts equal the cash severance payments provided to the Named Executive Officers under the terms of such Named Executive Officer's Employment Agreement. In the event that a Named Executive Officer is terminated without "cause" or resigns for "good reason" within 90 days preceding or 12 months following a change of control, such Named Executive Officers shall be entitled to severance payments equal to the sum of (i) a multiple of the executive's annual base salary as of the last day of employment; (ii) a multiple of the executive's target annual bonus in effect at the time of termination, paid in accordance with regular payroll over a specified period as follows: 2.0x base salary and target annual bonus for Mr. Anido, or 24 months, and 1.0x base salary and target annual bonus for Ms. Sebree and for Mr. Goldan, or 12 months. These cash payments are double-trigger benefits in that they will be paid only if the Named Executive Officer experiences a termination of employment.

(2)
These amounts represent the intrinsic value of each outstanding restricted stock award and restricted stock unit award vesting on an accelerated basis in connection with the Merger. These are the only single-trigger benefits that will be paid if there is no termination of the Named Executive Officer's employment. The intrinsic value is calculated by multiplying (i) the aggregate number of shares which vest on an accelerated basis by (ii) the $3.65 per share cash consideration payable under the Merger Agreement. The following table identifies the restricted stock awards and the restricted stock unit awards vesting on an accelerated basis in connection with the Merger:

Name	Number of Restricted Stock Awards Vesting	Dollar Value of Restricted Stock Awards Vesting ($)	Number of Restricted Stock Unit Awards Vesting	Dollar Value of Restricted Stock Unit Awards Vesting ($)
Armando Anido	—	$—	628,403	$2,293,671
Terri B. Sebree	12,953	47,278	118,947	434,157
Keith A. Goldan	14,082	51,399	87,387	318,963

  Pursuant to the terms of the Offer, depending on the net sales of ZECUITY, Contingent Cash Consideration Payments of up to $3.15 per Share may be paid at a future date as described in this Statement. For purposes of the "golden parachute" compensation SEC disclosure rules, we have included a table below that represents the intrinsic value of each outstanding restricted stock award and restricted stock unit award vesting on an accelerated basis, assuming the entire $3.15 per Share is paid. These amounts are not included in the Equity column set forth above in the Golden Parachute Compensation Table.

Name	Number of Restricted Stock Awards Vesting	Dollar Value of Restricted Stock Awards Vesting ($)	Number of Restricted Stock Unit Awards Vesting	Dollar Value of Restricted Stock Unit Awards Vesting ($)
Armando Anido	—	$—	628,403	$1,979,469
Terri B. Sebree	12,953	40,802	118,947	374,683
Keith A. Goldan	14,082	44,358	87,387	275,269
(3)
These amounts represent continued medical and dental coverage, for the Named Executive Officer and dependents, if applicable, at the same level in effect at the time of termination for a specified period, as follows: 18 months for Mr. Anido and 12 months for Ms. Sebree and for Mr. Goldan, such amounts being $42,513, $17,246 and $28,342 respectively. These benefits are double-trigger benefits in that they will be paid only if the Named Executive Officer experiences a termination of employment.
(g)
Annual Report on Form 10-K; Quarterly Reports on Form 10-Q

        For additional information regarding the business and financial results of the Company, please see the Company's Annual Report on Form 10-K for the year ended December 31, 2012, the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2013, the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2013 and the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2013, which are incorporated herein by reference.

Item 9.    Exhibits

        The following exhibits are filed with this Statement:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated January 23, 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed on January 23, 2014).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed on January 23, 2014).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed on January 23, 2014).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed on January 23, 2014).
(a)(1)(E)
Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed on January 23, 2014).
(a)(1)(F)
Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the forms (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed on January 23, 2014).
(a)(1)(G)	Press release issued by the Company dated January 21, 2014 (incorporated by reference to the Company's Form 8-K filed on January 21, 2014).
(a)(1)(H)	Form of Summary Advertisement published in the New York Times on January 23, 2014 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO filed on January 23, 2014).
(a)(1)(I)	Opinion of MTS Securities, LLC dated January 17, 2014 (included as Annex A to this Schedule 14D- 9).
(a)(2)	Letter to Stockholders of the Company, dated January 23, 2014, from Armando Anido, Chief Executive Officer of the Company.
(a)(5)(A)	Section 262 of the General Corporation Law of the State of Delaware (included as Annex B to this Schedule 14D-9).
(a)(5)(B)	Questions and Answers, dated January 21, 2014 (incorporated by reference to Company's Schedule 14D-9C filed on January 21, 2014).
(e)(1)	Agreement and Plan of Merger, dated as of January 17, 2014, among the Company, Purchaser and Parent (incorporated by reference to the Company's Current Report on Form 8-K filed on January 21, 2014).
(e)(2)	Form of Contingent Cash Consideration Agreement, among Purchaser, Paying Agent and Parent (incorporated by reference to the Company's Current Report on Form 8-K filed on January 21, 2014).
(e)(3)	Confidentiality Agreement, dated as of January 8, 2014, by and between the Company and Parent.
(e)(4)	Subordinated Promissory Note, dated as of January 17, 2014, issued by the Company to Teva USA (incorporated by reference to the Company's Current Report on Form 8-K filed on January 21, 2014).

Exhibit No.	Description
(e)(5)	Subordination Agreement, dated as of January 17, 2014, by and among Teva USA, Hercules and the Company (incorporated by reference to the Company's Current Report on Form 8-K filed on January 21, 2014).
(e)(6)	Restated Certificate of Incorporation of the Company (incorporated by reference to the Company's Current Report on Form 8-K filed on August 12, 2010).
(e)(7)	Bylaws of the Company (incorporated by reference to the Company's Current Report on Form 8-K filed on August 12, 2010).
(e)(8)
Amended and Restated 2005 Equity Compensation Plan, as amended, including forms of Incentive Stock Option Grant, Nonqualified Stock Option Grant and Restricted Stock Grant Agreement thereunder (incorporated by reference to the Company's Form S-1/A filed on June 15, 2010).
(e)(9)	NuPathe Inc. 2010 Omnibus Incentive Compensation Plan, as amended and restated effective April 11, 2011 (incorporated by reference to the Company's Schedule 14-A filed on April 22, 2011).
(e)(10)
Form of Incentive Stock Option Grant Agreement for awards under NuPathe Inc. 2010 Omnibus Incentive Compensation Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on November 12, 2010).
(e)(11)
Form of Nonqualified Stock Option Grant Agreement for awards under NuPathe Inc. 2010 Omnibus Incentive Compensation Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on November 12, 2010).
(e)(12)
Form of Nonqualified Stock Option Grant Agreement for awards to non-employee directors under NuPathe Inc. 2010 Omnibus Incentive Compensation Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on November 12, 2010).
(e)(13)
Form of Restricted Stock Grant Agreement for awards under NuPathe Inc. 2010 Omnibus Incentive Compensation Plan (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on November 12, 2010).
(e)(14)
Form of Restricted Stock Unit Agreement for awards under NuPathe Inc. 2010 Omnibus Incentive Compensation Plan (incorporated by reference to the Company's Annual Report on Form 10-K filed on March 27, 2013).
(e)(15)	NuPathe Inc. Non-Employee Director Compensation Policy (incorporated by reference to the Company's Annual Report on Form 10-K filed on March 18, 2011).
(e)(16)	Employment Agreement between the Company and Armando Anido, dated July 25, 2012 (incorporated by reference to the Company's Current Report on Form 8-K filed on July 30, 2012).
(e)(17)	Amended and Restated Employment Agreement between the Company and Terri Sebree, dated July 25, 2012 (incorporated by reference to the Company's Current Report on Form 8-K filed on July 30, 2012).
(e)(18)
First Amendment to Amended and Restated Employment Agreement between the Company and Terri Sebree, dated March 27, 2013 (incorporated by reference to the Company's Annual Report on Form 10-K filed on March 27, 2013).
(e)(19)	Amended and Restated Employment Agreement between the Company and Michael Marino, dated July 25, 2012, (incorporated by reference to the Company's Current Report on Form 8-K filed on July 30, 2012).

Exhibit No.	Description
(e)(20)	First Amendment to Amended and Restated Employment Agreement between the Company and Michael Marino, dated August 8, 2013, (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on August 9, 2013).
(e)(21)
Amended and Restated Employment Agreement between the Company and Gerald McLaughlin, dated July 25, 2012 ((incorporated by reference to the Company's Current Report on Form 8-K filed on July 30, 2012).
(e)(22)
First Amendment to Amended and Restated Employment Agreement between the Company and Gerald McLaughlin, dated August 8, 2013, (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on August 9, 2013).
(e)(23)	Amended and Restated Employment Agreement between the Company and Keith Goldan, dated July 25, 2012 ((incorporated by reference to the Company's Current Report on Form 8-K filed on July 30, 2012).
(e)(24)
First Amendment to Amended and Restated Employment Agreement between the Company and Keith Goldan, dated August 8, 2013, (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on August 9, 2013).
(e)(25)	Form of Director Indemnification Agreement (incorporated by reference to the Company's Form S-1/A filed on July 9, 2010).
(e)(26)	Form of Warrant to Purchase Shares of Common Stock, dated October 23, 2012 (incorporated by reference to the Company's Form 8-K filed on September 26, 2012).

SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

NUPATHE INC.
By:	/s/ ARMANDO ANIDO
	Name:	Armando Anido
	Title:	Chief Executive Officer

Dated: January 23, 2014

 ANNEX A

Opinion of MTS Securities, LLC, dated January 17, 2014

CONFIDENTIAL

MTS SECURITIES, LLC

January 17, 2014

Board of Directors
NuPathe Inc.
7 Great Valley Parkway, Suite 300
Malvern, PA 19355

Members of the Board of Directors:

        We understand that NuPathe Inc., a Delaware corporation (the "Company"), proposes to enter into an Agreement and Plan of Merger, expected to be dated as of January 17, 2014 (the "Merger Agreement"), by and among Teva Pharmaceutical Industries Ltd., an Israeli corporation ("Parent"), Train Merger Sub, Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Parent ("Merger Sub"), and the Company, pursuant to which Parent will cause Merger Sub to make a tender offer (the "Offer") to purchase all of the outstanding shares of the Company's common stock, par value $0.001 per share (the "Company Common Stock"), for consideration per share equal to (A) $3.65 (the "Cash Consideration"), plus (B) the contractual right to receive the Contingent Cash Consideration Payments pursuant to the Contingent Cash Consideration Agreement (each as defined in the Merger Agreement) (the "Contingent Cash Consideration," and together with the Cash Consideration, the "Merger Consideration"). The Merger Agreement further provides that, following consummation of the Offer, Merger Sub shall be merged with and into the Company (the "Merger," and together with the Offer, the "Transaction"), with the Company continuing as the surviving corporation following the Merger, subject to Section 2.1 of the Merger Agreement, and each share of Company Common Stock (other than (i) shares of Company Common Stock directly or indirectly owned by Parent, Merger Sub or the Company and (ii) Dissenting Shares) will be converted into the right to receive the Merger Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Company Common Stock (other than Parent, Merger Sub and their respective affiliates) of the Merger Consideration to be received by such holders in connection with the Transaction.

        In the course of performing our review and analyses for rendering the opinion set forth below, we have:

  (i)
  reviewed the financial terms of a draft copy of the Merger Agreement as of January 17, 2014, which was the most recent draft available to us (the "Draft Merger Agreement");

  (ii)
  reviewed a draft copy of the Contingent Cash Consideration Agreement as of January 17, 2014, which was the most recent draft available to us (the "Draft Contingent Cash Consideration Agreement");

  (iii)
  reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

  (iv)
  reviewed certain publicly available financial analyses and forecasts relating to the Company prepared by equity analysts who report on the Company;

  (v)
  reviewed certain internal financial analyses and forecasts prepared by and provided to us by the management of the Company relating to its business (the "Company Projections");

  (vi)
  discussed with Company management the Company's projected payment dates of the Contingent Cash Consideration Payments (the "Projected Contingent Cash Consideration Payment Dates");

  (vii)
  conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (iii)-(vi) above, the other strategic alternatives considered or pursued by the Company since 2009, the likelihood of the Company being able to enter into partnership arrangements or obtain financing to the extent necessary to finance the Company's strategic plan, and certain other matters we believed necessary or appropriate to our inquiry;

  (viii)
  compared the financial and operating performance of the Company with publicly available information concerning other publicly-traded companies and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies, in each case, that we deemed relevant;

  (ix)
  reviewed and analyzed the proposed financial terms of the Transaction as compared to the financial terms of certain selected business combinations and the consideration paid in such transactions that we deemed relevant;

  (x)
  reviewed and analyzed, based on the Company Projections, the cash flows generated by the Company to determine the present value of the Company's discounted cash flows; and

  (xi)
  performed such other financial studies, analyses and investigations and considered such other information as we deemed appropriate for the purposes of this opinion.

        In arriving at the opinion set forth below, we have assumed and relied upon, without assuming liability or responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information that was publicly available or was provided to, discussed with or reviewed by us. We are not legal, regulatory, tax or financial reporting experts and have relied, with your consent, on the assessments made by advisors to the Company with respect to such issues. We have not conducted any independent verification of the Company Projections or the Projected Contingent Cash Consideration Payment Dates. Without limiting the generality of the foregoing, with respect to the Company Projections and the Projected Contingent Cash Consideration Payment Dates, we have assumed, with your consent, and based upon discussions with the Company's management, that they have been reasonably prepared in good faith, that the Company Projections are the best currently available estimates and judgments of the management of the Company of the future results of operations and financial performance of the Company and that the Projected Contingent Cash Consideration Payment Dates are the best currently available estimates and judgments of the management of the Company of the timing of payment of the Contingent Cash Consideration Payments. We express no view as to the Company Projections or the Projected Contingent Cash Consideration Payment Dates or the assumptions on which they are based.

        In arriving at the opinion set forth below, we have made no analysis of, and express no opinion as to, the adequacy of the reserves of the Company and have relied upon information supplied to us by the Company as to such adequacy. In addition, we have not made any independent evaluations or appraisals of the assets or liabilities (including any contingent derivatives or off-balance-sheet assets or liabilities) of the Company or Parent or any of their respective subsidiaries, and we have not been furnished with any such evaluations or appraisals, nor have we evaluated the solvency of the Company,

Parent or any other entity under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company or any other entity. We have assumed that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent relevant financial statements made available to us. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or any of its affiliates is a party or may be subject, and at the direction of the Company and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters. We have also assumed that neither the Company nor Parent is party to any material pending transaction that has not been disclosed to us, including without limitation any financing, recapitalization, acquisition or merger, divestiture or spin-off, other than the Transaction.

        We have assumed that the representations and warranties of each party contained in the Merger Agreement and the Contingent Cash Consideration Agreement and in all other related documents and instruments that are referred to therein are and will be true and correct as of the date or the dates made or deemed made, that each party will fully and timely perform all of the covenants and agreements required to be performed by it under the Merger Agreement and the Contingent Cash Consideration Agreement, that the Offer and the Merger will be consummated pursuant to the terms of the Merger Agreement without amendments thereto, and that all conditions to the consummation of the Offer and the Merger will be satisfied without waiver thereof. We have assumed that the final forms of the Merger Agreement and the Contingent Cash Consideration Agreement will be in all material respects identical to the Draft Merger Agreement and Draft Contingent Cash Consideration Agreement, respectively. We have also assumed that any governmental, regulatory and other consents and approvals contemplated in connection with the Transaction will be obtained and that, in the course of obtaining any of those consents, no restrictions will be imposed or waivers made that would have an adverse effect on the Company or the contemplated benefits of the Transaction.

        Our opinion set forth below is necessarily based on economic, market, financial and other conditions as they exist, and on the information made available to us, as of the date of this letter. We have not considered any potential legislative or regulatory changes currently being considered by the United States Congress, the Securities and Exchange Commission (the "SEC"), or any other governmental or regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board. It should be understood that, although subsequent developments may affect the conclusion reached in such opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion set forth below addresses solely the fairness, from a financial point of view, to the holders of Company Common Stock (other than Parent, Merger Sub, and their respective affiliates) of the Merger Consideration set forth in the Merger Agreement and does not address any other terms in the Merger Agreement or any other agreement relating to the Transaction or any other aspect or implication of the Transaction, including without limitation, the form or structure of the Transaction. Our opinion does not address the Company's underlying business decision to proceed with the Transaction or the relative merits of the Transaction compared to other alternatives available to the Company. We have not been requested to opine as to, and our opinion does not in any manner address, the amount or nature of compensation to any of the officers, directors or employees of any party to the Transaction, or any class of such persons, relative to the compensation to be paid to the public stockholders of the Company in connection with the Transaction or with respect to the fairness of any such compensation.

        It is understood that this letter is provided to the Board of Directors of the Company for your information in connection with your consideration of the Transaction and may not be used for any other purpose or disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the SEC in connection with the Transaction if such inclusion is required by applicable law. This opinion does not constitute a recommendation to the Board of Directors or any stockholder of the Company as to how to vote on or to take any other action in connection with the Transaction, including, without limitation, whether any stockholder should tender his, her or its shares in connection with the Offer.

        As part of our investment banking services, we are regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, and for other purposes. We have acted as the Company's financial advisor in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse our expenses and indemnify us for certain liabilities that may arise out of our engagement. We will also receive an additional fee for rendering this opinion. We may also seek to provide such services to the Company and Parent in the future and expect to receive fees for the rendering of these services.

        This opinion was reviewed and approved by a fairness committee of MTS Securities, LLC.

        Based upon and subject to the foregoing, it is our opinion as of the date hereof that the Merger Consideration to be received by the holders of Company Common Stock (other than Parent, Merger Sub, and their respective affiliates) pursuant to the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ MTS SECURITIES, LLC

 ANNEX B

Section 262 of the Delaware General Corporation Law

§ 262. Appraisal rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation", and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation".

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.